Exhibit 99.3

Manulife Financial Corporation Annual Meeting | May 4, 2017 Important information for shareholders Your participation is important. Please take some time to read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2017 annual meeting of common shareholders
When May 4, 2017 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Four items of business

•    Receiving the consolidated financial statements and auditors’ report for the year ended December 31, 2016

•    Electing directors

•    Appointing the auditors

•    Having a say on executive pay

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

Please read the voting section starting on page 12.

Your vote is important.

By order of the board of directors,

Antonella Deo

Vice President and Corporate Secretary

March 8, 2017

Dear fellow shareholders

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation, on May 4, 2017 at Manulife’s head office, 200 Bloor Street East, Toronto. As a holder of common shares you have the right to receive our financial statements and to vote your shares.

Our 2017 management information circular, which starts on page 10, includes important information that will help you understand what you will be voting on at the meeting. This summary highlights some key things to know, but we encourage you to read the entire circular before you vote your shares. Your feedback is integrated into the board’s decision-making process.

Listening to shareholders

Manulife believes that directly engaging with shareholders and other stakeholders is critical because it allows us to hear issues directly from the source, and to respond in a meaningful and timely way.

We have had an active shareholder outreach program for a number of years and this year we expanded the scope of our outreach to address the lower support we received for our executive compensation program at last year’s annual meeting of shareholders. While a majority of votes were cast in favour, support came in at 77%. We were disappointed by the result, and at the meeting I personally committed to speaking directly with shareholders to understand their concerns and to make the changes necessary to earn the full support of shareholders.

As Chairman, this past year I led 25 meetings and conference calls with approximately 50% of our institutional shareholder base. John Cassaday, the chair of the management resources and compensation committee, joined me at these meetings and we appreciated the candor and openness of shareholders. We covered a broad range of issues, but one important focus of the discussions was our executive compensation program, our levels of executive compensation relative to global peers and our performance against our short and long-term objectives.

These meetings provided us with tremendous insight into what shareholders value in our compensation program and what they believe we should improve. We also received similar feedback from other industry participants such as proxy advisory firms. Management including the CEO were a constructive part of this process, and together we made changes that ensure appropriate compensation in relation to peers that are

2017 Management information circular	1

more effectively aligned with our financial results, strategic accomplishments and shareholder experience going forward:

1	We carried out a comprehensive review of our executive compensation program, including an extensive peer and industry review
2	We discussed several approaches and reviewed the concepts at a high level with shareholders
3	We simplified the compensation program, linked executive pay more closely to performance and improved alignment with shareholders
4	We tested our executive compensation designs rigorously, including back testing different performance measures, ranges and economic scenarios
5	We made appropriate adjustments to ensure that our compensation is in line with peers, including decreasing total compensation for our CEO and placing a greater emphasis on “at risk” components of executive compensation

Our performance in 2016

Manulife achieved strong operating results in 2016, ending the year with $4 billion in core earnings, an increase of 17% over the prior year, and achieving the target we set back in 2012. Full year net income attributed to shareholders rose to $2.9 billion – an increase of 34% over the prior year.

Total shareholder return (TSR) was 19.9% in 2016.

On the basis of our strong operating results, and our outlook for growth going forward, the board approved an 11% increase to our dividend, marking our third consecutive year of increases, a cumulative increase of 58% over this period.

While these results are excellent, we actually had more ambitious targets for the year and our three-year TSR is still below the median of our peer group. As a result, the board awarded annual incentive payouts for me and others on the senior management team that were considerably lower than target, which is fair and reasonable.

It is unusual for a CEO to be speaking positively about a reduction in his compensation, but there are times when it is warranted. As CEO, my compensation has always been paid in U.S. dollars, and as a result of the appreciation in the U.S. dollar, the past increases awarded to me by the board, and the various changes within our compensation peer group, my compensation is high relative to the companies that we benchmark against. As a result, consistent with shareholder expectations, the board reduced my 2017 medium and long-term incentive awards by 25% and also eliminated restricted share units, focusing more on “at risk” longer-term incentives. Having been an investor most of my life, I see the investors’ point of view on relative compensation and pay for performance, including where it affects me; and the reality is that I feel passionately

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6	We improved the disclosure of our executive compensation program for 2016, the changes we are making for 2017 and the rationale for the compensation decisions approved by the board
7	We will implement the changes to our executive compensation program starting with the 2017 performance year

The board also placed special emphasis on the areas of strategy, risk and management succession during its 2016 meetings. The letters that follow from the CEO and the chair of the management resources and compensation committee further clarify the changes that were made to the executive compensation program and the discretion that was used with respect to the CEO pay decisions.

continued on page 8

that CEO compensation should be totally aligned to long-term shareholder value creation.

Here are some of the many financial highlights in 2016:

∎   In a challenging year for asset managers where many experienced large net redemptions, our gross flows in our wealth and asset management businesses were $120.5 billion, an increase of 3% compared with 2015; our net flows were $15.3 billion compared with $34.4 billion in 2015

∎   Insurance sales were $4.0 billion, an increase of 11% compared with 2015

∎   New business value was $1.2 billion, an increase of 22% from 2015

∎   Total assets under management and administration were $977 billion as at December 31, 2016, an increase of 6% compared with 2015

Overall, our strong operating results and our strategic
progress in 2016, especially in our rapidly growing Asia and our wealth and asset management businesses, give us confidence in Manulife’s strength, continued momentum and success for the long term.

All of these results are reflected in the board’s decisions about the 2016 annual incentive awards and the 2017 salary and medium and long-term incentive awards, which you can read about in the chair of the management resources and compensation committee’s letter that follows.

Donald A. Guloien

President and Chief Executive Officer

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Executive compensation

Pay-for-performance is the underpinning principle of our compensation strategy and we have enhanced our approach over the years to strengthen this cornerstone. Our approach is focused on rewarding long-term sustainable growth and executing our business strategy. A large percentage of our executives’ compensation is in equity-based awards to make sure that executives’ and shareholders’ interests are aligned.

At last year’s annual meeting, a larger number of shareholders signaled concerns with our executive compensation program including the level of CEO pay awarded relative to both peers and performance. So in 2016, we engaged with our shareholders in addition to proxy advisory firms, listened to your concerns and took action:

∎	we simplified our compensation plans
∎	we linked pay more closely to performance
∎	we aligned compensation more closely with the shareholder experience.

We made these changes in direct response to what we heard in our meetings; to improve our evolving compensation program and the link between pay and company performance, including for the CEO. Changes to our executive compensation program will be implemented starting in 2017. You can read about the CEO’s compensation below and in his profile starting on page 82. You can also find a complete summary of the changes we are making to our 2017 compensation program on page 50.

Changes we made	How we made them
1. Simplified the compensation program

We reduced the number of performance measures in the annual incentive plan from seven to four measures and in the performance share unit plan from six to three measures

We eliminated the overlap in performance measures between our short term and longer term incentive plans

We extended the vesting and performance period for performance share units to three full years so they align more easily to our publicly reported results

2. Linked pay more closely to performance

We tied even more compensation to the achievement of business results by increasing the weighting of performance share units to 50% from 35% of equity-based awards for the CEO and senior executive vice presidents

We tightened the performance range on net income in the annual incentive plan

We reinforced the board’s ability to use discretion, including reducing the annual incentive award if relative TSR is low, even if the calculated result is high

We added another Canadian company to our peer group, as suggested by many shareholders, because it is a competitor for business, capital and talent

3. Improved the alignment with shareholders

We aligned the scorecard for the annual incentive plan more closely to how our shareholders look at our performance, focusing on earnings and our strategy

We made relative TSR a performance measure in our performance share unit plan rather than a modifier, increasing its impact on payouts

We added book value per share excluding AOCI – a capital measure – to our performance share unit plan

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Key compensation highlights

In February of each year, the board makes the following compensation decisions regarding the named executives:

∎	the annual incentive awards based on the prior year’s results
∎	medium and long-term incentive awards that will be earned based on performance over future years
∎	increases to base salary and/or annual incentive targets, if any, for the upcoming year.

As set out in more detail starting on page 82, year-over-year compensation was generally down for our named executives reflecting the company’s short and longer-term performance relative to the goals we established and discretionary decisions made by the board:

∎	four of our five named executives were awarded a lower 2016 annual incentive than in 2015 reflecting a closer alignment of pay to our company performance
∎	the combined performance factor for the 2014 performance share units that paid out in 2016 was 75% primarily driven by both return on equity and net income results being below the performance objectives set for this grant, as well as Manulife’s three-year TSR being below the median of our performance peer group
∎	four of our five named executives did not receive a salary increase in 2017.

CEO compensation

As noted in the CEO letter, the 2016 annual incentive award he received was significantly reduced relative to his target and prior year award. This was done taking into consideration the changing compensation levels in our peer group, the depreciation of the Canadian dollar, input provided from our discussions with shareholders and a review of the company’s relative performance.

Specifically, in consultation with the CEO, the board used its discretion to reduce the CEO’s 2016 annual incentive award to 60% of target, below the calculated business performance score of 88%. This is 41% lower than the prior year. While there were many positive results in the year, we fell short of some of our ambitious targets and our three-year TSR was below the median of the peer group. Combined with his 2016 base salary and 2016 medium and long-term incentive awards which were approved in February 2016, the CEO’s 2016 U.S. dollar total direct compensation was 7% lower than 2015.

To ensure CEO compensation is more appropriately positioned relative to the compensation peer group, the board reduced the CEO’s medium and long-term incentive awards for 2017 to 75% of target and 25% lower than 2016. This reflects the board’s decision not to grant the CEO any RSUs. The resultant mix of 50% performance share units and 50% stock options aligns the CEO’s compensation directly with Manulife’s long-term performance and shareholder experience.

The combined impact of these decisions will be reflected in this and next year’s summary compensation table – however, we feel it is important for shareholders to understand the full impact of the decisions made by the board in February of this year.

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The graph to the right shows the CEO’s U.S. dollar total direct compensation awarded from 2014 to 2016, and his U.S. dollar total target direct compensation for 2017.

The accompanying table shows the decisions made for the CEO in 2016 and

2017. You can read more about the CEO’s compensation in his profile starting on page 82.

The CEO’s compensation is shown in U.S. dollars because we have set compensation for the named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where U.S. dollars is the most common basis of compensation.

	2014 ($)	2015 ($)	2016 ($)	2017 ($)
Base salary	1,325,000	1,358,125	1,358,125	1,358,125
Annual incentive	2,674,181	2,085,061	1,222,313	2,037,188 (target)
Medium and long- term incentives	7,950,000	8,148,750	8,148,750	6,111,562
Total direct compensation	11,949,181	11,591,936	10,729,188	9,506,875

	Compensation decisions for 2016 performance		Compensation decisions for 2017 performance
	When the decision is made	Decisions for 2016	When the decision is made	Decisions for 2017
Base salary	February 2016	No change	February 2017	No change
Annual incentive	February 2017	40% below target	February 2018	Target shown – actual will be based on 2017 performance
Medium and long-term incentives	February 2016	At target	February 2017	25% below target

Foreign exchange rates may impact how much the named executives receive depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately positioned relative to both our Canadian and U.S. peer companies (see the summary compensation table on page 96 for more information).

Compensation in line with our performance and our peers

Paying for performance is a core principle in the design of the executive compensation program at Manulife. Executives earn incentive awards based on corporate and

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individual performance, which is assessed against pre-determined targets and our TSR compared to our peers.

We assess the effectiveness of our compensation program and its alignment to our pay for performance core principle by comparing the relationship between the CEO’s realized and realizable pay (as a percentage of his total target direct compensation) to our share price performance and our compensation peers. The graph on page 94 shows you that there is a close alignment between our CEO’s realized and realizable pay and Manulife’s TSR, compared to our peers.

Linking pay to shareholder value

We also look at whether our executive compensation program is aligned with the shareholder experience by comparing our TSR with what our executives actually earned – as realized pay (what was paid to them during the year in salary, annual incentive and payouts from the medium and long-term incentive plans), and realizable pay (the value of their unvested or unexercised medium and long-term incentives).

The graph to the right shows how the CEO’s realized and realizable pay has been consistent with what our shareholders have experienced – CEO pay was lower when our TSR was low, and appropriately higher when our TSR was higher.

Please see the CEO lookback table on page 85 for another way of looking at realized and realizable pay.

	2012	2013	2014	2015	2016
Manulife TSR	30.0%	60.0%	8.7%	(3.7%)	19.9%
S&P/TSX Composite Index total return	7.2%	13.0%	10.6%	(8.3%)	21.1%
S&P/TSX Composite Financials Index	17.6%	23.7%	13.8%	(1.7%)	24.1%
CEO realized and realizable pay at year-end	$9.0M	$31.3M	$17.1M	$5.1M	$37.8M

Realized and realizable pay

Includes:

∎	cash compensation received for a given year, including salary, annual incentive earned, payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and
∎	the change in value of outstanding restricted share units, performance share units, stock options and deferred share units on December 31 of a given year compared to their value on December 31 of the previous year.

Total shareholder return

The change in value of an investment in Manulife’s common shares (or in the S&P/TSX Composite Index or S&P/TSX Composite Financials Index) between January 1 and December 31 of a given year, assuming dividends are reinvested.

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We welcome your feedback at our annual meeting

Aligning compensation with long-term shareholder value is a core principle in the design of the executive compensation program at Manulife. This circular explains the compensation decisions we made for 2016 and for the 2017 salary and medium and long-term incentives. It also highlights how the changes we are making to the program will impact compensation in the future.

We are confident that the changes to the executive compensation program – simplifying the program, reinforcing pay for performance and strengthening the link between executive pay and shareholder interests – are responsive to your concerns.

We are holding another advisory vote on executive pay at our 2017 annual meeting and, as always, we welcome your feedback.

John Cassaday

Chair of the Management Resources

and Compensation Committee

continued from page 3

Governance at Manulife

We believe that good corporate

governance is critical to our long-term
success – for us, our shareholders and
our customers. Our board of directors
sets the tone at the top, promoting a
strong culture of integrity and ethical
behaviour throughout our entire
organization.

Shareholder engagement

We and the board believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. In addition to the extensive engagement on our executive compensation program, investors were invited to discuss a variety of other topics of interest to them. See page 127 for more about our shareholder engagement program.

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This year, 15 people have been nominated for election to the board for a one-year term. All 15 were elected at our 2016 meeting. These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making. You can read more about them starting on page 22.

	Director since	Independent	2016 votes for
Joseph Caron	2010	Yes	96.76%
John Cassaday	1993	Yes	87.73%
Susan Dabarno	2013	Yes	96.79%
Richard DeWolfe	2004	Yes	99.44%
Sheila Fraser	2011	Yes	98.98%
Donald Guloien	2009	No	99.62%
Luther Helms	2007	Yes	99.24%
Tsun-yan Hsieh	2011	Yes	96.61%
Thomas Jenkins	2015	Yes	99.32%
Pamela Kimmet	2016	Yes	96.92%
Donald Lindsay	2010	Yes	99.56%
John Palmer	2009	Yes	99.53%
James Prieur	2013	Yes	96.66%
Andrea Rosen	2011	Yes	99.66%
Lesley Webster	2012	Yes	96.73%

Please read the circular and vote your shares

Your vote is important to us – we encourage you to attend the meeting or to vote by proxy (over the internet, by phone or by mail). See page 14 for details about how to vote.

The meeting will cover four items of business:

1. Receiving our financial statements

2. Voting to elect directors

3. Voting to appoint the auditors

4. Voting to have a ‘say on executive pay’

Our 2017 annual meeting When May 4, 2017 at 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

You will vote on all items except for the
financial statements. The board recommends you vote FOR these items.

If you attend the meeting in person, you will also have the opportunity to ask questions of the board and management.

Richard B. DeWolfe Chairman of the Board

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  About this management
     information circular

We’ve sent this management information circular to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 8, 2017. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of and vote these shares at our 2017 annual meeting of shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $40,000.

In this document:

∎  we, us, our and Manulife mean Manulife Financial Corporation

∎  you, your and shareholder refer to holders of Manulife common shares

∎  circular means this management information circular

∎  meeting means our annual meeting of common shareholders on May 4, 2017

∎  common shares or shares means common shares of Manulife Financial Corporation

∎  Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2017 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2016. The
Audit Committee section of our annual information form has information about the audit committee including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com) and on
EDGAR (sec.gov/edgar). You can also ask us for a copy of our annual report –
simply email us at shareholder_services@manulife.com

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Where to find it

About the meeting
13	Who can vote
14	How to vote
17	What the meeting will cover

About the directors
21	Key things about the board
22	Director profiles
37	2016 board committee reports
41	How we pay our directors

Executive compensation
50	2017 executive compensation program changes at a glance

52	Compensation discussion and analysis
52	Our compensation philosophy
54	How the board oversees compensation
56	Managing compensation risk
60	The decision-making process
62	Benchmarking against our peers
64	Our compensation program and 2016 performance
82	Compensation of the named executives

96	Executive compensation details
96	Summary compensation table
98	Equity compensation
103	Retirement benefits
110	Termination and change in control
116	Compensation of employees who have a material impact on risk

Governance at Manulife

120	About the Manulife board
122	Roles and responsibilities
122	Promoting a culture of integrity and ethical behaviour
122	Strategic planning
123	Risk oversight
124	Leadership development and succession
127	Communications and shareholder engagement
128	Board committees

129	Serving as a director
129	Serving on other boards
130	Integrity
130	Equity ownership
130	Term limits
130	Independence
131	Diversity
132	Skills and experience
134	Director development
136	Assessment
136	Board succession

Other information
137	Liability insurance
137	Loans to directors and officers
137	Directors’ approval

When you see this symbol, you will learn where you can find more information about a particular topic

2017 Management information circular	11

  About the meeting

This year’s annual meeting is on May 4, 2017.

Read this section to find out who can vote, how you can vote and what you’ll be voting on.

Questions? Call the transfer agent in your region or Kingsdale Advisors if you have any questions:

Kingsdale Advisors	1-888-518-1563 (for shareholders in North America) 416-867-2272 (for shareholders outside North America) email: contactus@kingsdaleadvisors.com

Canada	CST
1-800-783-9495

United States	Computershare
1-800-249-7702

Hong Kong	Computershare
852-2862-8555

Philippines	Rizal Commercial Banking Corporation
632-318-8567

Where to find it

Who can vote	13
How to vote	14
What the meeting will cover	17

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ABOUT THE MEETING

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 8, 2017 (the record date), you’re entitled to receive notice of and vote at our 2017 annual meeting. We had 1,975,994,427 common shares outstanding as of this date and each share carries one vote.	About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved. We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

Voting restrictions

If any person, an entity controlled by any person, or any person together with an entity he or she controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

Common shares that are beneficially owned by the Government of Canada, any province or territory of Canada, any foreign government, or any political subdivision or agency of any of those entities cannot be voted, except under circumstances approved by the Minister of Finance (Canada).

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How to vote

There are two ways to vote – by proxy or in person at the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

See page 16 for important details about voting by proxy

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must sign the proxy form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You’ll need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You’ll need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 2, 2017 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The time limit for the deposit of proxies may be waived by the Chairman at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote in person at the meeting You’ll need to bring identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy form before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.	▶

Sending new instructions with a later date on how you wish to vote will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above.

Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 2, 2017 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman at the meeting before the meeting begins. The notice must be signed by you or your authorized representative.

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ABOUT THE MEETING

See page 16 for important details about voting by proxy

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must sign the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can give your voting instructions in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The time limit for the deposit of proxies may be waived by the Chairman at his discretion, without notice.

Vote in person at the meeting You’ll need to bring identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the voting instruction form before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.	▶	Follow the instructions on your voting instruction form, or contact your intermediary for more information.

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More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Donald A. Guloien, President and Chief Executive Officer or, failing him, Richard B. DeWolfe, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you’re authorizing Mr. Guloien or Mr. DeWolfe to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agents independently count and tabulate the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting we’ll post the voting results on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Guloien or Mr. DeWolfe will vote:

∎	FOR the election of the 15 nominated directors in this circular
∎	FOR the appointment of Ernst & Young LLP as auditors
∎	FOR the advisory vote on our approach to executive compensation.

You can also appoint someone else to be your proxyholder – he or she does not need to be a Manulife shareholder. Print the person’s name in the blank space provided on the proxy form or voting instruction form. Remember to tell them so they know they must attend the meeting and vote your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote your shares using their best judgment.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region or Kingsdale Advisors if you have any questions or to ask for a new proxy form (see page 12 for details).

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ABOUT THE MEETING

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

We’ll present our 2016 consolidated financial statements and the auditors’ report on those financial statements. You can find a copy in our 2016 annual report on manulife.com.

2. Electing directors (see page 20)

You will elect 15 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they resign from the board. All 15 nominated directors currently serve on the board.

You can read about the nominated directors beginning on page 20.

The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) have been our external auditors for over five years and the audit committee recommended that the board re-appoint them as our auditors for fiscal 2017 to serve until the end of our next annual meeting.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees charged by them:

(in millions)	2016	2015
Audit fees	$30.3	$29.0
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings
Audit-related fees	$2.2	$2.6
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties
Tax fees	$0.3	$0.1
Includes tax compliance, tax planning and tax advice services
All other fees	$0.4	$0.6
Includes other advisory services
Total	$33.2	$32.3

2017 Management information circular	17

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) to be provided by the external auditor.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 49)

The board believes that compensation programs must be sound, fair, competitive with the market and support our strategy and progress.

Audit committee review

The audit committee conducts a formal review of the external auditor every year and a more comprehensive review every five years. These reviews are based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist audit committees in their oversight duties and the comprehensive review was last conducted in 2014, covering the five-year period ended December 31, 2013.

The 2016 review looked at the engagement partner
and team, their independence and objectivity and the quality of audit work performed.

The board recognizes the increased scrutiny of executive
compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2017 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

Please see page 2 for an overview
of our performance for the year, our executive compensation program and the impact that had on executive compensation for 2016. We also describe these in more detail starting on page 49. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

18

Manulife Financial Corporation

ABOUT THE MEETING

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns. We encourage any shareholders who may vote against the resolution to contact the board to discuss their specific issues or concerns (see page 120 for details about how to contact the board and page 127 for details about our shareholder engagement activities).

About shareholder proposals

We must receive shareholder proposals for our 2018 annual meeting by 5 p.m. (Eastern time) on December 9, 2017 to consider including them in next year’s circular. Submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca.

Send your proposal to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Fax: 416-926-3041

2017 Management information circular

19

  About the directors

Read about the nominated directors
before you vote your shares.

This year, 15 directors have been nominated for election to the board for a one-year term. All were elected at our 2016 meeting. These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.

Where to find it

Key things about the board

21

Director profiles

22

2016 board committee reports

37

How we pay our directors

41

20

Manulife Financial Corporation

ABOUT THE DIRECTORS

Key things about the board

Gender diversity

We promote gender diversity
on our board and introduced a formal diversity policy in 2014. Our objective is to have women make up at least 30% of our independent directors, and we’ve met this goal since 2013. We also had a female Chair of the board from 2008 to 2013. See page 131 for more about diversity.

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withheld than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested
elections, where the number of nominated directors is the same as the number of directors to be elected.

Term limits

Independent directors can serve on the board for up to 12 years to balance the benefit of experience with the need for new perspectives. We introduced this policy in
2013, and at the same time eliminated the mandatory retirement age of 72. See page 130 for more information.

The Chairman can be in the role for a full five-year
term regardless of the number of years the individual has been a director.

2016 attendance

The table below shows the number of board and committee meetings held in 2016 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. Average attendance was 100% in 2016, and all but one director on the board at the time attended our
2016 annual meeting of shareholders.

Number of meetings

Overall meeting attendance

Board

9

100%

Audit committee

6

100%

Corporate governance and nominating committee

4

100%

Management resources and compensation committee

8

100%

Risk committee

6

100%

2017 Management information circular

21

Director profiles

   Richard B. DeWolfe (Chairman since
2013)

Westwood, MA, U.S.A. ∎ Age
72 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Public
sector
∎     Financial
∎
  Risk management
∎     U.S. operations |
Governance
∎     Human resources management and executive compensation

Mr. DeWolfe’s extensive business, investment and leadership experience in the public and private sectors qualify him to serve as a Manulife director and Chairman. He brings governance expertise through previous experience as chairman of a public company and a director of several well known organizations in the
U.S.

Richard DeWolfe has been Chairman since May 2, 2013, and is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He was Chairman and CEO of The DeWolfe Companies, Inc., the largest home ownership organization in New England, from 1992 to 2002. The DeWolfe Companies, Inc. was listed on the American Stock Exchange until it was acquired by Cendant Corporation in 2002.

He serves on the board of the following
not-for-profit organizations: the American College of Corporate Directors, Massachusetts General Hospital (President’s Council), Boston University (Trustee Emeritus), The Boston Foundation (Director Emeritus), The Boston Center for Community
and Justice (Honorary director), Wilson Center’s Canada Institute (Advisory Board) and Quissett Harbor Preservation Trust (Chairman) and Partners HealthCare System, Inc.

Mr. DeWolfe holds a Bachelor of Applied Science, Marketing and Finance from Boston University and an Executive Masters Professional Director Certification from the
American College of Corporate Directors, a public company director education and credentialing organization.

Other public company boards in the past five years

Avantair, Inc., 2009-2013

  Director since   April 2004
         Term limit:
2018           2016
votes for:   99.44%
     Meets share ownership
 guidelines
 14.16% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Mr. DeWolfe is not a member of the audit, management resources and compensation or risk committees, but attends at the invitation of the respective committee chair

Audit

6 of 6

100%

Corporate governance and nominating

4 of 4

100%

Management resources and compensation

8 of 8

100%

Risk

6 of 6

100%

22

Manulife Financial Corporation

ABOUT THE DIRECTORS

Joseph P. Caron

Vancouver, BC, Canada ∎ Age
69 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Public
sector
∎     International
relations
∎     Asia operations |
Governance
∎     Human resources management and executive compensation
∎     Technology

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, the management resources and compensation committee and as chair of the corporate governance and nominating committee.

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP
(2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High
Commissioner to the Republic of India (2008 to 2010). He also serves on the board of the Vancouver International Airport.

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

Other public company boards in the past five years

Westport Innovations Inc., 2013-June 2016

  Director since   October 2010
         Term limit:
2023           2016
votes for:   96.76%
     Meets share ownership
 guidelines
 16.35% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Corporate governance and nominating (chair since May 2014)

4 of 4

100%

Management resources and compensation

8 of 8

100%

2017 Management information circular

23

John M. Cassaday

Toronto, ON, Canada ∎ Age
63 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Marketing
∎
  Risk management
∎     Canada & U.S. operations | Governance
∎     Human resources management and executive compensation

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards.
This experience qualifies him to serve on our board and the corporate governance and nominating committee and as chair of the management resources and compensation committee.

John Cassaday is currently a corporate director. Mr. Cassaday was previously President and Chief Executive Officer of Corus
Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Corus is a Canadian leader in pay and specialty television and in Canadian radio and a global leader in children’s programming and licensing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom. He also serves on the board of Irving Oil Ltd. (non-public company).

Mr. Cassaday has an MBA (Dean’s
List) from the Rotman School of Management at the University of Toronto.

Mr. Cassaday is eligible
for re-election under the transitional provision of the term limits adopted in 2013 (see page 130).

Other public company boards in the past five years

Gibraltar Growth Corporation, 2015-present

Sleep Country Canada Holdings Inc.,
2015-present

Spin Master Ltd., 2015-present

Sysco Corporation, 2004-present

Corus Entertainment Inc., 1999-March 2015

  Director since   April 1993
         Term limit:
2019           2016
votes for:   87.73%
     Meets share ownership
 guidelines
 8.76% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Corporate governance and nominating

4 of 4

100%

Management resources and compensation (chair since May 2011)

8 of 8

100%

24

Manulife Financial Corporation

ABOUT THE DIRECTORS

Susan F. Dabarno

Bracebridge, ON, Canada ∎ Age
64 ∎ Independent

Areas of expertise

∎     Senior
executive
∎    Technology
∎
Financial
∎     Global financial services executive |
Knowledge of investment management
∎     Canada operations |
Governance
∎     Human resources management and executive compensation

Ms. Dabarno brings extensive financial services experience to the board and her roles in various executive capacities and accounting background qualify her to serve on the audit committee and management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited,
Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a
former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Chartered Professional Accountant and holds a Class II Diploma from McGill University.

Other public company boards in the past five years

People Corporation, 2011-2013

  Director since   March 2013
         Term limit:
2025           2016
votes for:   96.79%
     Meets share ownership
 guidelines
 5.10% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit

6 of 6

100%

Management resources and compensation

8 of 8

100%

2017 Management information circular

25

Sheila S. Fraser

      Ottawa, ON, Canada ∎ Age
66 ∎ Independent
 Areas of expertise   ∎     Senior
executive ∎     Public
sector ∎     Financial ∎
Risk management ∎ Human resources management and executive compensation ∎ Technology

Ms. Fraser’s extensive professional experience and her contributions to the accounting and auditing profession qualify her to serve on our board, the risk committee and as chair of the audit committee. Her other board experience and international work provide an added perspective to her board and committee work.

Sheila Fraser is currently a corporate director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011 and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards
(IFRS) Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31,
2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board.

She also serves on the board of the International Institute for Sustainable Development – Experimental Lakes Area (not-for-profit).

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

Other public company boards in the past five years

Bombardier Inc., 2012-present

  Director since November 2011
     Term limit: 2024
         2016 votes
for:   98.98%
     Meets share ownership
 guidelines
 17.30% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit (chair since May 2013)

6 of 6

100%

Risk

6 of 6

100%

26

Manulife Financial Corporation

ABOUT THE DIRECTORS

Donald A. Guloien (President and Chief Executive Officer)

Toronto, ON, Canada ∎ Age 59 ∎ Not
independent (management)

Areas of expertise

∎     Senior executive
                                ∎    Public sector
∎     Financial

   ∎    Risk
management
∎     Global financial services executive |
Knowledge of investment management
∎     Asia, Canada & U.S. operations |
Governance
∎     Human resources management and executive compensation
∎     Technology

As President and Chief Executive Officer of Manulife, Mr. Guloien is responsible for the day-to-day management of Manulife’s affairs. He brings extensive background, experience and knowledge as a 36-year veteran of Manulife. He is the only non-independent and executive director on our board.

Donald Guloien is President and Chief Executive Officer of Manulife, a member of the board of directors and chair of Manulife’s executive committee.

Before being appointed to his current role in 2009, Mr. Guloien served as Chief Investment Officer, where he was recognized as a leading global investment executive. He was responsible for Manulife’s worldwide investment operations, and led the significant growth of Manulife Asset Management, a global leader in wealth management services, including retail mutual funds, pension funds, and endowments. Mr. Guloien has wide-ranging international experience. In his investment role he was responsible for Manulife’s global investment operations in Canada, the United States, the United Kingdom, Japan and Asia. In June 2007, his portfolio was expanded to include Manulife’s Asian Insurance and Wealth Management operations representing Japan, China, Hong Kong, Indonesia, the
Philippines, Singapore, Taiwan, Vietnam, Malaysia, Thailand and Macau.

Mr. Guloien has
been named International Business Executive of the Year by the Canadian Chamber of Commerce, awarded The Queen Elizabeth II Diamond Jubilee medal and received an Arbor Award for his contributions to the University of Toronto.

He serves on the board of the following not-for-profit organizations: Geneva Association, Mayor of
Shanghai’s International Business Leaders’ Advisory Council (Vice Chairman), Business Council of Canada (Director), Canadian Life and Health Insurance Association (Director), The Hospital for Sick Children (Board of Trustees), Branksome
Hall (Board of Governors), United Way (Campaign Cabinet) and the University of Toronto (Campaign Cabinet).

Mr. Guloien holds a Bachelor of Commerce from the University of Toronto and is a Fellow, Life Management Institute. He is also a member of the Ticker Club and the
World Presidents’ Organization.

  Director since   May 2009
         Term limit:
applies to independent directors only
 2016 votes for:   99.62%
         Meets
executive share ownership guidelines

       Other public company boards in the past
five years none

2016 meeting attendance

Board

8 of 8

100%

The board held one meeting for independent directors in February 2016, which Mr. Guloien was not invited to attend

Board committees

Mr. Guloien is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair

2017 Management information circular

27

Luther S. Helms

Paradise Valley, AZ, U.S.A. ∎ Age
73 ∎ Independent

Areas of expertise

∎     Senior
executive                                    ∎    Risk
management
∎     Financial
                               ∎    Technology
∎     Global
financial services executive |
Knowledge of investment management
∎     Asia & U.S. operations | Governance

Mr. Helms brings extensive banking, investment and financial services experience and a U.S. perspective to the board, which also qualify him to serve on both the audit and corporate governance and nominating committees.

Luther Helms is the founder of and advisor to Sonata Capital Group. Sonata is a privately-owned registered investment advisory firm.
Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993 to 1998, and he was Vice Chairman of KeyBank from 1998 to 2000.

He also serves on the board of Point Inside, Inc. (non-public).

Mr. Helms has an MBA from the University of Santa Clara and a Bachelor of Arts, History and
Economics from the University of Arizona.

Other public company boards in
the past five years

ABM Industries Incorporated, 1995-March 2017

  Director since   May 2007
         Term limit:
2019           2016
votes for:   99.24%
     Meets share ownership
 guidelines
 13.64% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit

6 of 6

100%

Corporate governance and nominating

4 of 4

100%

28

Manulife Financial Corporation

ABOUT THE DIRECTORS

Tsun-yan Hsieh

      Singapore, Singapore  ∎ Age
64 ∎ Independent
 Areas of expertise   ∎     Senior
executive ∎     Financial ∎
Asia & Canada operations | Governance ∎ Human resources management and executive compensation ∎ Technology

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his
Asia perspective, qualifies him to serve on our board and the management resources and compensation committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.
Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to
2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

At the National University of Singapore, Mr. Hsieh holds the joint appointment of Provost Chair Professor at the Business School and the Lee Kuan Yew School of
Public Policy.

He serves on the board of the following non-public companies and not-for-profit and other organizations: Duke-NUS Graduate Medical School Singapore, LinHart Group PTE Ltd. (Chairman/Director), Manulife US Real Estate Management Pte Ltd. (Chair), National University of Singapore Business School (Management Advisory Board),
Singapore Institute of Management (Member of Governing Council) and Singapore Institute of Management Pte Ltd.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Other public company boards in the past five years

Singapore Airlines, 2012-present

Bharti Airtel Limited, 2010-2015

Sony Corporation, 2008-2013

  Director since   October 2011
         Term limit:
2024           2016
votes for:   96.61%
     Meets share ownership
 guidelines
 33.65% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Management resources and compensation

8 of 8

100%

2017 Management information circular

29

P. Thomas Jenkins

Canmore, AB, Canada ∎ Age
57 ∎ Independent

Areas of expertise

∎     Senior executive
                                   ∎    Public sector
∎     Financial

       ∎    Risk
management
∎     Asia, Canada & U.S. operations | Governance
∎     Human resources management and executive
compensation
∎     Technology

Mr. Jenkins brings extensive business perspective to the audit and risk committees through experience in business, other public company boards and the boards and committees of various government, business and other organizations.

Thomas Jenkins is Chairman of the Board of OpenText Corporation. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText.
Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

He is a former director of BMC Software, Inc., a non-public software corporation based in Houston,
Texas, and serves on the board of the following not-for profit organizations: School of Public Policy, University of Calgary (Executive Fellow), National Research Council of Canada, Ontario Global 100 Network (Chair), C.D. Howe Institute, Canadian
Council of Chief Executives.

Mr. Jenkins received an MBA from the Schulich School of
Business at York University, a Masters of Applied Sciences from the University of Toronto and a Bachelor of Engineering & Management from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of
Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L.W. Shemilt Distinguished Alumni Award and the Schulich
School of Business 2012 Outstanding Executive Leadership award and is a 2017 Inductee of the Order of the Business Hall of Fame. He is a Fellow of the Canadian Academy of Engineering. Mr. Jenkins was awarded the Canadian Forces Decoration and the Queen’s Diamond Jubilee Medal. Mr. Jenkins is an Officer of the Order of Canada.

Other public company boards in the past five years

OpenText Corporation, 1994-present

Thomson Reuters Corporation, 2013-present

TransAlta Corporation, 2014-present

  Director since   March 2015
         Term limit:
2027           2016
votes for:   99.32%
     Meets share ownership
 guidelines
 6.21% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit

6 of 6

100%

Risk

6 of 6

100%

30

Manulife Financial Corporation

ABOUT THE DIRECTORS

Pamela O. Kimmet

Atlanta, GA, U.S.A.  ∎ Age
58 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Financial
∎
  Global financial services executive |
Knowledge of investment management
∎     U.S. operations | Governance
∎     Human resources management and executive compensation

  Ms. Kimmet’s extensive senior executive experience and international perspective qualify her to serve on our board and the risk and management resources and compensation committees.

Pamela Kimmet is the Chief Human Resources Officer at Cardinal Health, Inc., a health care services company which distributes pharmaceuticals and medical products, manufactures medical and surgical products and provides logistics and other services designed to improve the cost-effectiveness of healthcare. Prior to July 1, 2016, Ms. Kimmet was the Senior Vice
President, Human Resources, Coca-Cola Enterprises, Inc., a position she held since 2008. Ms. Kimmet has extensive human resources leadership experience, including in the financial services industry with senior positions at Bear,
Stearns & Company, Inc. and Citigroup, Inc.

Ms. Kimmet is a fellow of the National
Academy of Human Resources, Vice Chair of the HR Policy Association and Chair of its Center for Executive Compensation, former Chair of the National Business Group on Health, and a member of the Personnel Roundtable. She holds an MBA from Michigan
State University and a Bachelor of Science in Industrial and Labor Relations from Cornell University.

Other public company boards in the past five years

none

  Director since   March 2016
         Term limit:
2028           2016
votes for:   96.92%
     Meets share ownership
 guidelines
 9.43% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Ms. Kimmet joined the board and the risk and management resources and compensation committees effective March 7, 2016.

Board

7 of 7

100%

Board committees

Risk

5 of 5

100%

Management resources and compensation

6 of 6

100%

2017 Management information circular

31

Donald R. Lindsay

Vancouver, BC, Canada ∎ Age
58 ∎ Independent

Areas of expertise

∎     Senior
executive                                    ∎    Risk
management
∎     Financial
                               ∎    Technology
∎     Global
financial services executive |
Knowledge of investment management
∎     Asia, Canada & U.S. operations | Governance
∎     Human resources management and executive compensation

Mr. Lindsay’s CEO and international business experience, and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve on our board and on the risk committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay earned a Bachelor of Science in Mining
Engineering from Queen’s University and holds an MBA from Harvard Business School.

Other public company boards in the past five years

Teck Resources Limited, 2005-present

  Director since   August 2010
         Term limit:
2023           2016
votes for:   99.56%
     Meets share ownership
 guidelines
 14.24% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Risk

6 of 6

100%

32

Manulife Financial Corporation

ABOUT THE DIRECTORS

John R.V. Palmer

Toronto, ON, Canada ∎ Age
73 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Public
sector
∎     Financial
∎
  Risk management
∎     Asia & Canada operations | Governance
∎     Human resources management and executive compensation

Mr. Palmer’s experience with regulators in different jurisdictions, including seven years as Superintendent of
Financial Institutions, Canada, and his accounting background qualify him to serve on our board, the audit committee and the risk committee, which he chaired from 2010 to May
2016.

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 to 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy
Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

He serves on the board of the following non-public companies and not-for-profit organizations: Prudential Advisory Services Pte Ltd., Tenaugust Properties Inc. and
Toronto Leadership Centre (Chairman).

Mr. Palmer is a Fellow of the Institutes of Chartered
Professional Accountants of Ontario and British Columbia and holds a Bachelor of Arts from the University of British Columbia.

Other public company boards in the past five years

Fairfax Financial Holdings Limited, 2012-present

  Director since   November 2009
         Term limit:
2022           2016
votes for:   99.53%
     Meets share ownership
 guidelines
 16.40% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit

6 of 6

100%

Risk (chair from 2010 – May 2016)

6 of 6

100%

2017 Management information circular

33

C. James Prieur

Chicago, IL, U.S.A. ∎ Age
65 ∎ Independent

Areas of expertise

∎     Senior
executive                                    ∎    Risk
management
∎     Financial
                               ∎    Technology
∎     Global
financial services executive |
Knowledge of investment management
∎     Asia, Canada & U.S. operations | Governance
∎     Human resources management and executive compensation

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was
President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

He serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the
Province of Alberta, as well as the following not-for-profit organizations: President’s Circle of the Chicago Council on Global Affairs, and The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at
Western University and a Bachelor of Arts from the Royal Military College of Canada.

Other public company boards in the past five years

Ambac Financial Group, Inc., 2016-present

  Director since   January 2013
         Term limit:
2025           2016
votes for:   96.66%
     Meets share ownership
 guidelines
 13.59% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Management resources and compensation

8 of 8

100%

Risk (chair since May 2016)

6 of 6

100%

34

Manulife Financial Corporation

ABOUT THE DIRECTORS

Andrea S. Rosen

Toronto, ON, Canada  ∎ Age
62 ∎ Independent

Areas of expertise

∎     Senior
executive
∎     Financial
∎
  Risk management
∎     Global financial services executive |
Knowledge of investment management
∎     Canada operations |
Governance
∎     Human resources management and executive compensation

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualify her to serve on our board and serve on the audit and corporate governance and nominating committees.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank
Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the
Province of Alberta.

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the
Schulich School of Business at York University and a Bachelor of Arts from Yale University.

Other public company boards in the past five years

Emera Inc., 2007-present

Hiscox Limited, 2006-2015

  Director since August 2011
     Term limit: 2024
         2016 votes
for:   99.66%
     Meets share ownership
 guidelines
 24.64% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Audit

6 of 6

100%

Corporate governance and nominating

4 of 4

100%

2017 Management information circular

35

Lesley D. Webster

Naples, FL, U.S.A. ∎ Age
64 ∎ Independent

Areas of expertise

∎     Senior
executive                                    ∎    Risk
management
∎     Financial
                               ∎    Technology
∎     Global
financial services executive |
Knowledge of investment management
∎     U.S. operations | Governance

Ms. Webster’s extensive senior executive experience in financial services in the U.S., and in enterprise risk management, capital markets and trading in particular, qualifies her to serve on our board, the management resources and compensation committee and the risk committee.

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in
2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of U.S. Dollar
Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster earned a PhD in Economics from Stanford University and a Bachelor of Arts in Economics from the University of Illinois at Urbana.

Other public company boards in the past five years

MarketAxess Holdings Inc., 2013-2015

  Director since October 2012
     Term limit: 2025
         2016 votes
for:   96.73%
     Meets share ownership
 guidelines
 29.66% increase in number of shares and DSUs owned from February 29, 2016 to February 28, 2017

2016 meeting attendance

Board

9 of 9

100%

Board committees

Management resources and compensation

8 of 8

100%

Risk

6 of 6

100%

Other information about the directors

Mr. DeWolfe served as an independent director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter
7 of title 11 of the United States Code (Bankruptcy Code) was filed in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court) against Avantair (Case
No. 13-09719). On August 16, 2013, the Bankruptcy Court entered an order for relief under chapter 7 of the Bankruptcy Code. Sales of certain assets have been authorized and proceeds from the sales have been distributed. The chapter 7 trustee has asserted claims against the former officers, directors and certain employees of Avantair, including Mr. DeWolfe (the Avantair Parties). The trustee has not commenced litigation against any of the independent directors. In April 2015, the Avantair Parties participated in a court-ordered pre-suit mediation with the chapter 7 trustee along with various plaintiffs who had asserted claims against various Avantair Parties in multiple jurisdictions. The majority of these claims do not involve the independent directors of Avantair. The chapter 7 trustee reached an agreement with the Avantair Parties to resolve the trustee’s threatened claims in exchange for a settlement payment of US$8 million and relinquishment of certain competing claims in the bankruptcy. The independent directors are not funding any portion of the $8 million payment. An evidentiary hearing for approval of the settlement by the Bankruptcy Court was conducted from January 22 through January 27, 2016. On November 18, 2016, the Bankruptcy Court approved the settlement, thereby ending the bankruptcy proceeding. Mr. DeWolfe continues to deny the allegations previously asserted by the chapter 7 trustee and in related lawsuits.

36

Manulife Financial Corporation

ABOUT THE DIRECTORS

2016 board committee reports

  Corporate governance and nominating
committee

 Joseph Caron (chair)
 John Cassaday
 Richard DeWolfe
 Luther Helms
Andrea Rosen

All members of the corporate governance and nominating committee are independent. The Chairman is also a member.

  The committee met four times in 2016. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

∎    Reviewed the
necessary characteristics, experience and expertise for prospective directors.

∎    Reviewed and updated the evergreen list of qualified candidates.

∎    Reviewed committee
membership and recommended changes to the board for approval.

∎    Reviewed the board diversity policy and diversity objectives and considered any changes necessary to achieve the goals outlined in the policy.

Developing effective corporate governance policies and procedures, including subsidiary governance

∎    Monitored
corporate governance developments, and assessed current corporate governance practices against emerging best practices and other applicable requirements.

∎    Reviewed the
details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

∎    Reviewed all
significant changes in director status and confirmed no adverse impact.

∎    Implemented enhanced shareholder engagement principles to help shareholders understand how the board engages with shareholders and how they may contact the board.

∎    Reviewed the
annual report on subsidiary governance.

Developing and overseeing the processes for assessing board, committee and individual director effectiveness including the committee chairs and Chairman

∎    Worked with an
independent consultant to assist in the implementation of assessments of the board, the Chairman, the committees and chairs of each.

∎    Reviewed and
confirmed the independence of the directors.

∎    Assessed the
board’s relationship with management.

Coordinating the director orientation and education program

∎ Considered the relevant topics and developed the agenda for the director education program.

Reviewing director compensation

∎ Monitored developments in director compensation.

The committee meets without management present at each meeting. The committee also works with an independent consultant to conduct a biannual review of director compensation. The next review will occur in 2017. The committee did not retain a consultant or incur any fees for compensation matters in 2016. In 2015, it paid Pearl Meyer & Partners $27,546 (paid in U.S dollars and converted to Canadian dollars at an exchange rate of US$1.00 = $1.3223 as of the date of invoice). There is cross-membership between the corporate governance and nominating committee and each of the audit and management resources and compensation committees.

2017 Management information circular

37

Audit committee

 Sheila Fraser (chair)
 Susan Dabarno
 Luther Helms
 Thomas Jenkins
 John Palmer
Andrea Rosen

The audit committee and the board have determined that all members of the committee are independent, financially literate and qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee.

The committee met six times in 2016, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Overseeing the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting

∎   Reviewed significant
accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

∎   Reviewed
the internal control framework and recommended it to the board for approval.

Overseeing the performance, qualifications and independence of our external auditors

∎   Conducted the annual
review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

∎   Reviewed and approved or
pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

 ∎   Reviewed reports on
compliance with applicable laws and regulations.
 ∎   Reviewed reports on the
anti-money laundering/anti-terrorist financing program. ∎ Reviewed the disclosure policy.

Overseeing our finance, actuarial, internal audit and global compliance functions

∎   Reviewed reports,
opinions and recommendations from the Chief Actuary.

∎   Reviewed the annual
report of the external actuarial peer reviewer.

∎   Reviewed and approved
the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

∎   Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, Chief Financial Officer and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest and protecting confidential information and monitoring customer complaints

∎   Reviewed the code of
business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

∎   Reviewed reports on
compliance with the code and Ethics Hotline activities.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

  ∎   Reviewed the effectiveness of the procedures to identify material related party transactions and oversaw the implementation of enhanced procedures.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the Chief Financial Officer, Chief Risk Officer, Chief Actuary, Chief Auditor and Chief Compliance Officer throughout the year. There is cross-membership between the audit committee and each of the other board committees.

38

Manulife Financial Corporation

ABOUT THE DIRECTORS

  Management resources and compensation
committee

 John Cassaday (chair)
 Joseph Caron
 Susan Dabarno
 Tsun-yan Hsieh
 Pamela Kimmet
 (joined March 7, 2016)
 James Prieur
Lesley Webster

All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have experience in executive compensation and financial experience, and several have experience in risk management.

  The committee met eight times in 2016. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Overseeing global human resources strategy, policies and programs

∎    Reviewed the 2017
compensation program, including changes to simplify compensation plans, link pay more closely to performance and align compensation more closely with shareholder experience, and recommended the 2017 compensation program to the board for approval.

∎    Reviewed the
results of the global employee engagement survey.

∎    Reviewed the
compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the board.

∎    Reviewed reports on talent management.

∎    Reviewed updates
to the global compensation policy.

Developing and maintaining succession plans for the CEO and other senior executives

∎ Maintained a succession plan for the CEO and reviewed the succession plans for other senior executives.

Reviewing senior executive appointments before recommending them to the board for approval

∎ Reviewed several executive appointments and recommended to the board for approval.

Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

∎    Reviewed and
approved the CEO’s annual objectives, assessed the CEO’s performance against the objectives and made compensation recommendations for approval by the board.

∎    Reviewed the
performance assessment and compensation recommendations for the members of the Executive Committee and the head of each oversight function and approved their annual objectives.

∎    Reviewed the
approach to senior executive compensation benchmarking.

∎    Considered the feedback from shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

∎ Confirmed the alignment of compensation programs with sound risk management principles and established risk appetite.

Overseeing governance of employee pension plans

∎ Reviewed the annual pension report and global benefits program report.

The committee meets without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2006. The committee chair approves all of the work undertaken by the independent advisor. Please see page 55 for more about the independent advisor. The committee met in private with their independent advisor throughout the year. There is cross-membership between the management resources and compensation committee and each of the other board committees.

2017 Management information circular

39

Risk committee

  James Prieur (chair)
     Sheila Fraser
     Thomas Jenkins
     Pamela Kimmet (joined March 7,
2016)       Donald Lindsay
     John Palmer
Lesley Webster

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines.

The committee met six times in 2016, including one meeting held jointly with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

∎   Reviewed reports from
the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

∎   Reviewed reports from
the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

∎   Reviewed reports on capital targets and ratios.

∎   Reviewed reports on the
information services risk management program.

∎   Reviewed reports from
business divisions on the key risks and risk management strategies for the relevant business.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits

  ∎   Reviewed risk appetite and risk limits and recommended to the board for approval, and considered the appropriate balance of risk and return.

Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls

  ∎   Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.

Aligning our compensation programs with sound risk management principles and our established risk appetite

∎ Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.

Overseeing the risk management function

∎   Reviewed and approved
the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

∎   Reviewed and approved
the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies

∎ Reviewed and approved changes to the risk policy framework and related policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Chief
Information Security Officer, Chief Auditor, Chief Compliance Officer and the Chief Actuary throughout the year. There is cross-membership between the risk committee and the audit and management resources and compensation committees.

40

Manulife Financial Corporation

ABOUT THE DIRECTORS

How we pay our directors

We structure director compensation with three goals in mind:

∎

to reflect their responsibilities, time commitment and expected contribution

∎

to align their interests with those of our shareholders

∎

to be competitive with global financial institutions that are comparable to us in scope and complexity.

The
corporate governance and nominating committee assists the board in reviewing director compensation every two years, and works with a consulting firm to receive independent advice where required. It did not retain a consultant in 2016, but worked with Pearl Meyer to conduct the 2015 review. Pearl Meyer used the compensation peer group described starting on page 62, supplemented by data from compensation surveys, to benchmark our director compensation program. After the 2015 review the board decided that changes to the director compensation program were not necessary in 2016 and the next review will occur in 2017. See the committee’s report on page 37 for more information.

We pay our directors in U.S. dollars because paying in a global currency helps us assemble a board that reflects our global presence and compete with other large global financial institutions.

The table on the next page shows the director fee schedule for services they provide to Manulife and Manufacturers Life. Fees are divided equally between the two companies. We also reimburse directors for travel and other expenses for attending board, committee and education sessions when they travel at least 150 km from their residence. The Chairman does not receive fees other than his annual retainer, but he is entitled to receive the travel allowance. Independent directors do not receive stock options or participate in a non-equity compensation plan or pension plan. Occasionally directors will attend meetings of committees they are not members of, but they do not receive a meeting fee for attending these meetings.

2017 Management information circular

41

  Director fees
US$

Annual retainers

Board member

150,000

Chairman

400,000

Vice chair of the board (if applicable, paid in addition to the annual board member retainer and any other retainers that apply)

50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)

variable

Committee chair retainers

  Audit committee   Management
resources and compensation committee Risk committee

40,000

Corporate governance and nominating committee

25,000

Committee retainers

  Audit committee   Management
resources and compensation committee Risk committee

8,000

Corporate governance and nominating committee

5,000

Meeting fees

Board meeting

2,000

Committee meeting (paid to committee members only)

1,500

Education session not held on a board or committee meeting date

1,500

  Travel allowance for attending meetings (per round trip of at least 150 km)

Within North America, Europe or Asia

1,000

Between North America or Asia and Europe

1,500

Between North America and Asia

3,000

42

Manulife Financial Corporation

ABOUT THE DIRECTORS

About equity ownership

Directors must own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares or deferred share units towards meeting the ownership guidelines. Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

We require all directors except Mr. Guloien to own common shares and/or deferred share units with a total market value of at least three times the annual board member retainer. All directors currently meet their equity ownership requirements. Please see page 46 for more information about deferred share units as well as each director’s current equity ownership. As CEO, Mr. Guloien has separate share ownership requirements, which he satisfies. You can read more about this on page 59.

If a director does not meet their ownership requirement, that director must elect to receive the entire annual board member retainer in deferred share units at the next possible election date if they continue to not meet the requirement at that time. We also encourage directors to continue investing in
Manulife shares once they’ve met the minimum.

2017 Management information circular

43

2016 Director compensation

The table below shows the compensation paid to the independent directors in 2016 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary.
Amounts were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

∎

US$1.00 = $1.3023 on March 30, 2016

∎

US$1.00 = $1.2999 on June 29, 2016

∎

US$1.00 = $1.3079 on September 29, 2016

∎

US$1.00 = $1.3522 on December 29, 2016

Annual fees

Committee retainers ($)

Meeting fees ($)

Annual retainer ($)

Chair

Member

Board

  Board
committee

Joseph Caron

197,336

32,889

17,102

23,738

33,527

John Cassaday

197,336

52,623

17,102

23,738

31,574

Susan Dabarno

197,336

0

21,049

23,738

37,439

Richard DeWolfe

526,230

0

0

0

0

Sheila Fraser

197,336

52,623

21,049

23,738

29,620

Luther Helms

197,336

0

17,102

23,738

29,612

Tsun-yan Hsieh

197,336

0

10,525

23,738

21,652

Thomas Jenkins

197,336

0

21,049

23,738

29,624

Pamela Kimmet

164,779

0

17,577

18,528

29,625

Donald Lindsay

197,336

0

10,525

23,738

19,702

John Palmer

197,336

18,071

21,049

23,738

31,574

James Prieur

197,336

34,651

21,049

23,738

37,439

Andrea Rosen

197,336

0

17,102

23,738

29,612

Lesley Webster

197,336

0

21,049

23,738

35,486

Pro-rated fees

The following directors’ fees
were pro-rated:

∎

Pamela Kimmet joined the board, the management resources and compensation committee and risk committee on March 7, 2016.

∎

John Palmer resigned as risk committee chair effective May 5, 2016.

∎

James Prieur was appointed risk committee chair effective May 5, 2016.

Subsidiary board fees

One of our directors received fees for services he provided to a subsidiary in 2016 through our subsidiary governance oversight program:

∎

Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his service as shown in the table above.

44

Manulife Financial Corporation

ABOUT THE DIRECTORS

Total compensation for the
independent directors is capped at US$4 million ($5.26 million): US$2 million ($2.63 million) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using an average exchange rate for 2016 of US$1.00 = $1.3156. Total compensation paid to the independent directors in 2016 was below the capped amount. Mr. Guloien does not receive director compensation because he is compensated in his role as CEO.

All other compensation

Total compensation

Allocation of annual fees

  Travel
fees ($)

  Subsidiary
board fees ($)

  Donated to
charity of director’s choice ($)

($)

  Fees earned
(cash) ($)

  Share-based
awards (DSUs) ($)

11,971

1,000

317,564

217,896

98,668

4,057

1,000

327,430

163,215

163,215

6,711

1,000

287,273

241,805

44,468

11,971

1,000

539,201

269,101

269,101

11,971

1,000

337,337

237,669

98,668

10,663

1,000

279,451

139,226

139,226

11,863

54,004

1,000

320,117

54,004

265,114

11,971

1,000

284,718

0

283,718

9,361

1,000

240,870

157,481

82,389

11,971

1,000

264,272

131,636

131,636

4,057

1,000

296,824

147,912

147,912

11,971

1,000

327,184

0

326,184

4,057

1,000

272,845

0

271,845

10,619

1,000

289,227

90,891

197,336

TOTAL

$
4,384,314

Allocation of annual fees

Directors decide if they
want to receive all or part of their compensation in deferred share units (DSUs) instead of cash:

∎

Fees earned is the amount received in cash.

∎

Share-based awards is the amount received in DSUs.

2017 Management information circular

45

Current equity ownership

The table below shows the amount of equity each director owned at February 28, 2017, the change from last year (February 29, 2016), and whether or not they meet the ownership guidelines. Directors may beneficially own these shares or exercise control or direction over them.

  Equity ownership
as at February 28, 2017

as at February 29, 2016

Common shares (#)

DSUs (#)

Common shares (#)

DSUs (#)

Joseph Caron

8,836

35,812

8,836

29,537

John Cassaday

21,840

146,137

21,840

132,601

Susan Dabarno

45,000

2,295

45,000

0

Richard DeWolfe

14,000

134,751

14,000

116,302

Sheila Fraser

580

43,991

580

37,416

Luther Helms

2,100

80,520

2,100

70,604

Tsun-yan Hsieh

0

61,942

0

46,346

Thomas Jenkins

233,000

25,728

233,000

10,596

Pamela Kimmet

45,000

4,243

45,000

0

Donald Lindsay

20,000

46,570

20,000

38,271

John Palmer

0

71,388

0

61,328

James Prieur

100,000

52,156

100,000

33,957

Andrea Rosen

11,500

70,363

11,500

54,178

Lesley Webster

12,000

37,368

12,000

26,074

More about deferred share units

Deferred
share units vest in full on the grant date but directors can only exchange their deferred share units for cash or shares after they leave the board (within one year of leaving). If a director chooses to receive shares in exchange for their deferred share units, we issue shares from treasury or purchase shares on the open market. Deferred share units can only be transferred when a director dies.

Deferred share
units are paid to directors under the stock plan for non-employee directors. We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day prior to the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Please see page 102 for more information about the stock plan for non-employee directors.

46

Manulife Financial Corporation

ABOUT THE DIRECTORS

We calculate the value of each director’s equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $23.73, the closing price of our common shares on the Toronto Stock Exchange (TSX) on February 28, 2017. Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. The minimum as of February 28, 2017 was $596,160 (US$450,000, using an exchange rate of US$1.00 = $1.3248).

Net change

  Common
shares (#)

DSUs (#)

  Percentage
change

  Value ($)
as at February 28, 2017

  Meets equity
ownership guideline

0

6,275

16.35%

1,059,497

0

13,536

8.76%

3,986,094

0

2,295

5.10%

1,122,310

0

18,449

14.16%

3,529,861

0

6,575

17.30%

1,057,670

0

9,916

13.64%

1,960,573

0

15,596

33.65%

1,469,884

0

15,132

6.21%

6,139,615

0

4,243

9.43%

1,168,536

0

8,299

14.24%

1,579,706

0

10,060

16.40%

1,694,037

0

18,199

13.59%

3,610,662

0

16,185

24.64%

1,942,609

0

11,294

29.66%

1,171,503

2017 Management information circular

47

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2016. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2016.

(as at December 31, 2016)

Share-based awards held

Share price

Market or payout value of vested share-based awards not paid out or distributed

Joseph Caron

35,812

$
23.91

$
856,264.92

John Cassaday

146,137

$
23.91

$
3,494,135.67

Susan Dabarno

2,295

$
23.91

$
54,873.45

Richard DeWolfe

134,751

$
23.91

$
3,221,896.41

Sheila Fraser

43,991

$
23.91

$
1,051,824.81

Luther Helms

80,520

$
23.91

$
1,925,233.20

Tsun-yan Hsieh

61,942

$
23.91

$
1,481,033.22

Thomas Jenkins

25,728

$
23.91

$
615,156.48

Pamela Kimmet

4,243

$
23.91

$
101,450.13

Donald Lindsay

46,570

$
23.91

$
1,113,488.70

John Palmer

71,388

$
23.91

$
1,706,887.08

James Prieur

52,156

$
23.91

$
1,247,049.96

Andrea Rosen

70,363

$
23.91

$
1,682,379.33

Lesley Webster

37,368

$
23.91

$
893,468.88

48

Manulife Financial Corporation

  Executive compensation

Executive
compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

2017 executive compensation program changes at a glance

50

Compensation discussion and analysis

52

Our compensation philosophy

52

How the board oversees compensation

54

Managing compensation risk

56

The decision-making process

60

Benchmarking against our peers

62

Our compensation program and 2016 performance

64

Compensation of the named executives

82

Executive compensation details

96

Summary compensation table

96

Equity compensation

98

Retirement benefits

103

Termination and change in control

110

Compensation of employees who have a material impact on risk

116

2017 Management information circular

49

2017 executive compensation program changes at a glance

What we are changing

Why we use these performance measures

  Simplifying the annual incentive plan
 (see page 68)
Using four measures instead of seven

Net income attributed to shareholders (25%)

Aligns compensation with shareholder experience

Core earnings excluding investment-related experience (25%)

Reflects the underlying earnings capacity and valuation of our business

We use core earnings[1] as the basis for
management planning and reporting and, along with net income attributable to shareholders, as a key measure used to evaluate our operating segments

For the annual incentive plan, we exclude core investment-related experience gains to align with operational performance

New business profitability (30%)

  Wealth and asset management core
earnings   Measures growth in our global Wealth and Asset Management (WAM) businesses, a key area of strategic focus

  New business value[1]
Measures how our insurance new business will impact earnings in the future – especially in Asia, key to our strategy

Customer, employee and strategic initiatives (20%)

  Links compensation directly to our strategy

Simplifying the performance share unit (PSU) plan

(see page 77)

Using three equally-weighted measures instead of six

Relative TSR becomes a measure instead of a modifier

Extending the vesting and performance period to three full years

Book value per share excluding accumulated other comprehensive income (AOCI) (33%)

Focuses on long-term growth in equity needed to support the company’s growth, and is used to value insurance companies and investment firms

Core return on equity[1] (33%)

Reflects the efficient use of capital in generating core earnings

Relative TSR (34%)

  Aligns compensation with shareholder experience

  Putting a greater weighting on PSUs
(see page 75)

PSUs increasing to 50% of equity-based compensation for CEO and senior executive vice presidents, to tie a higher proportion directly to the achievement of business results

  Making a change to our peer groups
(see page 63)

Power Financial Corporation added to our compensation and performance peer groups to increase the number of Canadian peers

1
About non-GAAP measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for our audited financial statements.

50

Manulife Financial Corporation

EXECUTIVE COMPENSATION

How we calculate them

Net income consistent with methodology disclosed in MFC’s annual report, available at www.manulife.com. Comprised of core earnings, and items excluded from core earnings including the impact of equity markets and interest rates, changes in actuarial methods and assumptions made in the year, costs related to integration and acquisitions, tax and other items

Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers

Core earnings for our diversified WAM franchise, including mutual funds, group retirement and savings products, and institutional asset management capabilities. While there is some overlap with the core earnings measure, we have called this out as a separate measure due to the strategic importance of the WAM business. WAM core earnings historically represent less than 20% of total core earnings

Represents the change in shareholders’ economic value as a result of sales[1] in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period

Strategic initiatives based on enterprise priorities that will drive growth with a balanced approach to risk. Customer centricity initiatives aligned to delivering demonstrable success in enhancing the customer journey. Employee engagement targets for our most senior employees

Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results

  Core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity

TSR compared with the median of our performance peer group. TSR is a measure of the performance of common shares held by investors. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares)

Non-GAAP measures include: assets under management and administration, constant currency basis (measures that are reported on a constant currency basis include percentage growth in assets under management and administration, gross flows, new business value and sales), core earnings, core return on equity, gross flows, net flows, new business value and sales.

Non-GAAP financial measures are not defined terms under GAAP and are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about these non-GAAP measures, see Performance and Non-GAAP Measures in our most recent Management’s Discussion and Analysis, which is available on our website (manulife.com), on SEDAR
(sedar.com) and on EDGAR (sec.gov/edgar).

2017 Management information circular

51

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation philosophy

Executive
compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Pay
for performance is at the core of our approach to executive compensation. Compensation is tied to the achievement of our short, medium and long-term goals, so that most of what our executives earn is variable and not guaranteed. In practice this has meant that executives earn more when performance is strong, and earn less when performance is not strong. The board also has the discretion to adjust incentive payouts to reflect business performance.

We have set compensation for the named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where U.S. dollars is the most common basis of compensation for these executives. Foreign exchange rates may impact how much the named executives receive depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately competitively positioned relative to both our Canadian and U.S. peer companies.

Five principles guide every compensation decision

Pay for performance is at the core of our compensation approach

52

Manulife Financial Corporation

EXECUTIVE COMPENSATION

What we do

Compensation aligned with business strategy

∎

incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives

∎

performance measures are tied directly to our business strategy and shareholder value

∎

performance share units vest and pay out based on relative and absolute TSR

Compensation aligned with long-term shareholder value

∎

most compensation is directly affected by our share price

∎

the annual incentive plan incorporates measures tied to our future success

∎

share ownership guidelines, clawback provisions and stock option exercise restrictions discourage executives from taking undue risk

Compensation and performance benchmarked against peer companies

∎

executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices

∎

aligned with the Financial Stability Board’s Principles for Sound Compensation Practices

∎

employees must annually certify compliance with our code of business conduct and ethics

∎

management resources and compensation committee gets independent advice

∎

shareholders have a say on executive pay

∎

we engage with shareholders about our executive compensation program

Compensation aligned with risk management objectives

∎

incentive compensation for divisional heads of control functions is based on measures that are not directly linked to the business they oversee

∎

we stress test compensation plan designs

∎

the CEO and CFO must hold Manulife equity after leaving Manulife

∎

executive compensation clawed back for wrongdoing, even when a financial restatement is not required

What we don’t do

×

No grossing up of perquisites

×

No repricing or backdating of stock options

×

No hedging or monetizing of equity awards

×

No multi-year guarantees in employment agreements

×

No severance of more than two years on termination following a change in control

2017 Management information circular

53

COMPENSATION DISCUSSION AND ANALYSIS

How the Manulife board oversees executive compensation

The table below explains the role of the board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive
compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive
compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

∎   overall financial
plans and strategy upon which the targets for our incentive programs are based

∎   major compensation
decisions, including compensation for the CEO and other senior executives

  Board committees
 The board carries out its compensation-related responsibilities with the help of two committees
     All board committee members are independent

  See page 130 for information about director independence
 You’ll find more about each committee’s members and responsibilities starting on page 37

54

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Independent advisor to the board

The management resources and compensation committee works with Hugessen Consulting Inc., a consulting firm that provides independent advice on executive compensation. Hugessen has been advising the management resources and compensation committee since 2006. The independent advisor:

∎

attends committee meetings

∎

provides advice about decisions related to compensation

∎

reports on compensation trends.

The table below shows the fees paid to Hugessen for its
work with the committee in the last two years:

2015

2016

Executive compensation-related fees

$373,968

$407,417

All other fees

$0

$0

Hugessen meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. Hugessen did not perform any other work for Manulife in 2016 or 2015.

▼

Management resources and compensation committee

∎    Oversees our
approach to human resources, including the executive compensation program

∎    Recommends major compensation decisions to the board

∎    All members are
knowledgeable, senior business leaders with broad business experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

∎    At least one
member also serves on the risk committee

Risk
committee

∎    Oversees the
alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

∎    The majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

∎    At least one
member also serves on the management resources and compensation committee

Management’s executive compensation committee

∎    Includes the Chief
Risk Officer, the Chief Financial Officer and the Executive Vice President, Human Resources

∎    Reviews incentive plan business performance measures, targets, weightings and results for alignment with Manulife’s business strategy and risk management objectives

∎    Monitors the
incentive program designs of our peers

∎    Reviews
compensation program changes for alignment with Manulife’s risk management objectives

Chief Risk Officer

∎    Participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved and there is informed discussion of the relevant risks associated with the compensation program

∎    Reviews the incentive compensation oversight process

∎    Reviews changes to
the compensation program to make sure they are in line with our risk management objectives

∎    Also a member of management’s executive compensation committee

2017 Management information circular

55

COMPENSATION DISCUSSION AND ANALYSIS

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk
framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two
aspects:

◾  the risk that our
compensation
program encourages
behaviour that is
not
in line with our
business strategy,
our risk appetite
statement and our
goal of generating
long-term
shareholder value
◾  the risk that
the
compensation
program discourages
the taking of healthy
risks

We seek to
manage
both aspects of
business risk by
including
performance
measures in our
incentive plans that
align compensation
with our business
strategy and reflect
the impact
employees have on
performance

Talent risk

Talent risk is the risk
that our compensation
program will not
attract and retain
talented employees

We seek to manage
this risk by designing
our compensation
program to be
competitive
and
appealing to the
talent we want to
attract

Performance risk

Performance risk is
the risk that our
compensation
program will not
motivate
employees to
maintain high
performance
standards

We seek to
manage this risk by
including
appropriate links
between pay
and
performance and
designing
compensation to
optimize business
results

Compliance and
ethical risk

Compliance and
ethical risk is the
risk that our
compensation
program
will
encourage
employees to
engage in
questionable,
unethical or illegal
behaviour

We seek to
manage this risk
through strong
oversight and
control
mechanisms, and
by structuring our
compensation
program in a way
that
minimizes the
potential incentive
to breach
compliance and
ethical guidelines

See page 123 for information about our risk appetite and our enterprise risk management framework

56

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans, and integrating the consideration of our risk appetite into our incentive plans and performance assessments.

Program design

∎

compensation award horizons are appropriately balanced between short, medium and long term

∎

incentive plans include several performance measures, combining various performance scenarios

∎

specific risk control and capital adequacy measures are embedded in the performance share unit awards

∎

incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength

∎

compensation for the Chief Risk Officer and Chief Actuary is not linked to our business performance, to promote unbiased oversight and advice to senior management and the board

∎

annual incentives for divisional control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

∎

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

∎

division heads, with the support of divisional risk officers, human resources division heads, and divisional compliance officers, review and approve significant changes to material divisional incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk to the division and to Manulife as a whole

∎

we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance

∎

the Chief Risk Officer and the risk committee also review the incentive plan oversight process

Risk perspective in performance assessment

∎

individual risk management objectives are included in annual goals for all senior leaders

∎

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

∎

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any signals from Internal Audit, Compliance or Risk
Management highlighting inappropriate actions

2017 Management information circular

57

COMPENSATION DISCUSSION AND ANALYSIS

Risk management policies

∎

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of his or her vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid. In addition, if there is a material restatement of our financial statements related to CEO misconduct, the board will claw back the CEO’s incentive compensation in excess of the amounts that would have been awarded based on the material restatement

∎

Share ownership requirements – all executives are required to meet share ownership requirements. The CEO and CFO are required to maintain their share ownership for one year after leaving Manulife

∎

Share retention requirements – the CEO must hold at least 50% of the realized gains from the exercise of stock options in common shares during his employment and for one year post employment. The CFO must hold at least 50% of the realized gains from the exercise of stock options in common shares during his employment and for one year post employment, to the extent he does not otherwise meet his share ownership requirement

∎

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of
Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year.

58

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Share ownership guidelines

Executives are required to own Manulife securities as a way to align their interests with those of our shareholders.

Executives have five years from the day they are appointed or promoted to the position to meet the requirement.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards, and assume a performance factor of 100% for PSUs.

The table below shows share ownership for each named executive as at February 28, 2017. We calculated the value of their shareholdings using $23.73, the closing price of Manulife common shares on the TSX on February 28, 2017. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.3248 on that date.

  Required ownership as multiple of base
salary

RSUs ($)

PSUs ($)

DSUs ($)

Personal shareholdings ($)

Total holdings ($)

  Share ownership
 as multiple   of base
salary

Donald Guloien

7.0

6,856,092

13,603,773

5,027,693

2,935,876

28,423,434

15.8

Steve Roder

4.0

3,857,982

7,326,931

1,948,326

–

13,133,239

12.4

Roy Gori

4.0

3,911,319

5,385,449

3,618,388

–

12,915,156

12.2

Warren Thomson

4.0

2,511,852

4,150,987

4,907,163

1,119,676

12,689,678

11.7

Craig Bromley

4.0

2,628,861

4,430,122

–

593

7,059,576

7.6

2017 Management information circular

59

COMPENSATION DISCUSSION AND ANALYSIS

The decision-making process

We use the
following process to determine compensation for the CEO, all executive committee members and heads of control functions, including the named executives. Base salary increases and long-term incentives are awarded at the beginning of each year. Annual incentives are approved after the end of each year.

 Review
plan design

^

 Set performance
goals

^

Ongoing review of market and trends

^

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

∎   compensation components

∎   compensation mix

∎   performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management

The risk committee reviews the risk management aspects of the program and satisfies itself that the compensation program is aligned with our risk management objectives

The management resources and
compensation committee recommends the compensation program and structure to the board for approval. It seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The board approves the CEO’s individual performance goals

The management resources and compensation committee:

∎   reviews, approves and
recommends to the board the individual performance goals of the executive committee members and heads of control functions

∎   reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

∎   stress tests different scenarios to set appropriate financial targets, performance peer group composition and plan changes

The management resources and compensation committee:

∎   reviews the composition
of the compensation peer group

∎   reviews the competitive
positioning of target compensation against desired market positioning

∎   reviews ongoing trends

  See page 62
for more about compensation benchmarking

See page 64 for this year’s compensation program

See pages 69 and 77 for this year’s performance goals

60

Manulife Financial Corporation

EXECUTIVE COMPENSATION

 Assess
performance

^

 Finalize
compensation

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides an independent view of business performance that is used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews
and decides whether to use its discretion to make an adjustment to the performance factors, and then approves the performance factors

The CEO discusses and approves the individual performance and compensation recommendations for all executive committee members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive committee members and heads of control functions

The board exercises independent judgment when making final
compensation decisions

See the named executive profiles starting on page 82 for details about their compensation this year

See pages 72 and 80 for this year’s performance results

2017 Management information circular

61

COMPENSATION DISCUSSION AND ANALYSIS

Benchmarking against our peers

We regularly benchmark our compensation against our peers to make compensation competitive so we can attract and retain executive talent. We also benchmark our performance against our peers to assess our relative performance for our performance share unit awards.

Benchmarking compensation for individual roles

We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This makes compensation appropriately competitive so we can attract and retain high performing executive talent.

For our named executives, we primarily benchmark against our compensation peer group. For the role of Senior Executive Vice President and Chief Investment Officer, we also look at the pay practices of asset management advisory firms similar in size to Manulife Asset Management, our global asset management arm.

We also refer to pay information from three surveys published by prominent consulting firms:

∎

Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the United States

∎

Financial Services Executive Compensation Survey: survey of major financial institutions in Canada

∎

Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

We target
total direct compensation for our executives at the median level of the external market, but will position high performing executives above the median to reflect sustained high performance over time.

Peer groups

We use two peer groups:

∎

a compensation peer group to benchmark executive pay

∎

a performance peer group that we use to assess our relative TSR for our performance share unit awards.

We review the
companies in both groups every year to make sure they continue to meet the following criteria:

∎

are similar in size

∎

have an international footprint

∎

are in similar lines of business

∎

compete with us for talent (for the compensation peer group)

∎

have readily available compensation data (for the compensation peer group).

The management resources and compensation
committee selected 13 companies that meet these criteria for the compensation peer group: eight insurance companies (including Power Financial Corporation in 2016) and five Canadian banks.

The performance peer group includes 14 companies: the eight insurance companies in the compensation peer group, and six additional insurance companies that meet the criteria of similar size, international footprint and similar lines of business. These insurance companies are not in the compensation peer group because they do not disclose compensation data in a manner that allows us to reliably benchmark compensation for our named executives. The Canadian banks are not included in the performance peer

62

Manulife Financial Corporation

EXECUTIVE COMPENSATION

group because, while they are important competitors for capital and Canadian talent, they are not true competitors for many of our business lines and may not have the same exposure to macroeconomic market influences.

∎

AFLAC Inc.

∎

      Bank of
Montreal

∎

Ameriprise Financial Inc.

∎

Bank of Nova Scotia

∎

MetLife, Inc.

∎

Canadian Imperial Bank

  ▶

      Compensation
peer group

∎

Power Financial Corporation

of Commerce

∎

Principal Financial Group Inc.

∎

Royal Bank of Canada

∎

Prudential Financial, Inc.

∎

Toronto-Dominion Bank

∎

Prudential plc

∎

Sun Life Financial Inc.

∎

AIA Group Limited

∎

Allianz SE

∎

Assicurazioni Generali SpA

▶

Performance

∎

Aviva plc

peer group

∎

AXA SA

∎

Zurich Insurance Group Ltd.

New for 2016 and 2017

We have added Power Financial Corporation to our compensation and performance peer group in 2016 and our performance peer group in 2017 to increase the number of Canadian peers, and because it is a competitor for capital.

Power Financial Corporation, which owns Great West Life, a Canadian insurance competitor, meets the criteria of similar size, international footprint and similar lines of business.

Where we rank in our compensation peer group

The graph below shows how we rank against the compensation peer group median by five factors, illustrating why this group is appropriate as a benchmark for compensation. Total assets, market capitalization and revenue are the most recently reported figures and are in U.S. dollars. TSR is as at December 31, 2016 and is based on local currencies.

(source: Bloomberg)

2017 Management information circular

63

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation program and 2016 performance

Total compensation

Our executive compensation program for the executives
named in this circular has six key components.

  Base salary
Set in February of each year and effective March 1st

▶

Fixed compensation based on role, performance, qualifications and experience

▶

Each executive’s salary depends on:

∎   qualifications,
experience and role

∎   performance in the
role

∎   past promotions
and career progression

∎   salaries paid for
comparable roles at peer companies

∎   salaries of comparable
roles within Manulife

We benchmark salaries and salary ranges at least once a year against comparable roles in peer companies and other executives at Manulife

  Annual incentive
 ∎   annual cash-based incentive       Awarded in February of the following year
for the preceding year’s performance

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours)

Ties compensation to short-term priorities that will result in sustainable performance over time

▶

We set a target award for each executive (a percentage of base salary) based on competitive market data and the executive’s level

The amount we actually pay depends on a combination of company and individual performance

Company performance objectives are tied to the achievement of performance targets that position the company for future success

Individual performance
objectives are aligned with our company strategy and fall into three categories:

∎   business objectives

∎   leadership objectives

∎   risk management objectives

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EXECUTIVE COMPENSATION

  Medium and   long-term incentives (equity-based incentives)   ∎   restricted share units   ∎   performance share units   ∎   stock options
 Awarded at the beginning of each year

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a multi-year period

Ties compensation to
company and share price performance over both the medium and long term

Strengthens retention
and reinforces alignment with shareholder value, especially for senior executives

▶

We set awards for each executive based on level, contribution, potential and market competitiveness, and benchmark the award levels every year against comparable roles in peer companies

The amount each executive ultimately
receives depends on our performance:

∎   the value of restricted
share units depends on the price of Manulife common shares at the time of vesting

∎   the value of performance share units depends on the price of Manulife common shares at the time of vesting, as well as how we perform against internal and relative performance measures that are aligned with our company strategy

∎   the value of stock options depends on the price of Manulife common shares at the time of grant and when stock options are exercised

We do not consider the outstanding value of restricted share units, performance share units and stock options an executive already holds when granting awards

  Pension

▶

Assists our employees as they save for their retirement

▶

  We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works

Benefits and wellness

Protects and invests in the well-being of our employees

  We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works

Perquisites

Offers market-competitive benefits

  We offer perquisites depending on local market practice.

2017 Management information circular

65

COMPENSATION DISCUSSION AND ANALYSIS

Compensation mix

The charts below show the mix of components that make up
total target direct compensation for our senior executives, and how those components pay out over time.

Most of each executive’s compensation is variable (or
at risk), and a significant portion is tied to our share price. The proportion of at risk pay increases by level, making the link between pay and performance more pronounced for senior executives, because of the greater influence they have on our results. The combination of different incentive plans ensures that executives consider both the short-term and the long-term impact of their decisions.

The
board believes this combination of components and time horizons helps to drive performance, align executive interests with those of shareholders, provide for competitive pay opportunities and encourage retention.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation is aligned with business strategy and paid out over time

2017 Management information circular

67

COMPENSATION DISCUSSION AND ANALYSIS

About the annual incentive award

Our annual
incentive plan is designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours). Incentive compensation for higher level positions is more affected by total company results, while the emphasis at less senior levels in the organization is more on divisional, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance measures and weightings are:

∎

linked to our strategy with targets set consistently with our board approved plan

∎

stress tested and back tested to make sure potential awards are aligned with business performance and do not encourage inappropriate risk-taking

∎

recommended by senior management and reviewed and approved by the board.

The board can adjust the calculated result up
or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate.

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EXECUTIVE COMPENSATION

How we calculate the award for the senior executives

New for 2017

Key changes to the annual incentive plan

∎    four measures
instead of seven

Simplified plan

∎    no overlap in measures with the PSU plan

∎    higher threshold
performance

Better link between pay and performance

∎    narrower range of
performance outcomes and payout range on net income

∎    scorecard more closely aligned with how our shareholders look at our performance, focusing on earnings and key initiatives

Improved alignment with shareholders

2017 Management information circular

69

COMPENSATION DISCUSSION AND ANALYSIS

Performance criteria for the 2016 awards (weighting)

  Financial
success 50%

Net income attributed to shareholders (25%)

  Aligns compensation with shareholder experience

◀

  Threshold
0

  Target
100

  Maximum
200

50% below target

at target

50% above target

Core earnings excluding investment-related experience (25%)

  Core earnings measures our underlying earnings capacity and is an important factor in valuing Manulife’s share price

◀

  Threshold
0

  Target
100

  Maximum
200

25% below target

at target

25% above target

  Operational success
40%

New business value (10%)

  Measures how our insurance new business will impact earnings in the future

◀

  Threshold
0

  Target
100

  Maximum
200

50% below target

at target

50% above target

Wealth and Asset Management core earnings (10%)

  Measures how we are profitably growing our global Wealth and Asset Management business

◀

  Threshold
0

  Target
100

  Maximum
200

50% below target

at target

50% above target

Expense management (10%)

  Managing our costs to build competitive advantage

◀

  Threshold
0

  Target
100

  Maximum
200

30% below target

at target

30% above target

Financial flexibility (10%)

  Managing our capital to give us financial strength and flexibility

◀

  Threshold
0

  Target
100

  Maximum
200

75% below target

at target

75% above target

  Building for the future
10%

◀

  Strategic initiatives (10%)
Key initiatives based on our enterprise strategy that will drive growth with a balanced approach to risk

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EXECUTIVE COMPENSATION

Performance criteria for awards starting in 2017 (weighting)

  Financial success
50%

Net income attributed to shareholders (25%)

  Same weighting, narrower performance range

◀

  Threshold
25

  Target
100

  Maximum
200

30% below target

at target

40% above target

Core earnings excluding investment-related experience (25%)

Same weighting and performance range

◀

  Threshold
0

  Target
100

  Maximum
200

25% below target

at target

25% above target

  New business profitability
30%

New business profitability (30%)

Measures profitable growth in new business across our portfolio Includes the following measures of the business:

◀

∎ New business value for insurance businesses

      ∎    Wealth and Asset Management core earnings

  Threshold
0

  Target
100

  Maximum
200

50% below target

at target

50% above target

  Building for the future
20%

Customer, employee and strategic initiatives (20%)

 ◀

Higher weighting, and scope expanded to include customer experience and employee engagement
Qualitative, but informed by quantifiable measures and deliverables aligned with our strategic and annual operating plan. Established at the beginning of the year and approved by the management resources and compensation committee

As part of our simplification of the 2017 annual incentive plan, expense management and financial flexibility measures are no longer included. These items are incorporated within the broader financial and new business profitability targets, as well as directly in the personal objectives of our named executives.

Please turn to page 50 for more details about why the measures we’re introducing for 2017 are important and how we calculate them.

2017 Management information circular

71

COMPENSATION DISCUSSION AND ANALYSIS

2016 annual incentive

The company performance
score applicable to named executives for the 2016 annual incentive award is 88%. This was based on performance against measures and objectives that were set at the beginning of the year, in line with our board-approved business plan (see the table below). During 2016, the board approved an adjustment to the business plan and our net income target which transferred an anticipated charge from our 2017 plan to our 2016 plan. This charge related to a change to the discount rate used in the valuation of our policyholder liabilities (the ultimate reinvestment rate or URR) in advance of an anticipated regulatory change by the Actuarial Standards Board expected to take effect in 2017, which we proactively adopted in the third quarter of
2016.

In 2016 we introduced core earnings excluding investment-related experience to replace the previous core earnings measure, and tightened the related performance range. Excluding core investment-related experience better aligns this measure with the operational performance of our divisions. We use core earnings as the basis for management planning and reporting and, along with net income attributable to shareholders, as a key measure to evaluate our operating segments. You’ll find more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, in the profiles starting on page 82.

Company performance score for 2016

  Performance
type

What we measured (weighting)

Performance range

Actual

Score

Weighted score

  Threshold
0

  Target
100

  Maximum
200

  Financial
success (50%)

Net income attributed to shareholders[1] ($ millions) (25%)

1,851

3,702

5,553

2,929

58%

15%

Core earnings excluding investment-related experience ($ millions) (25%)

2,775

3,700

4,625

3,824

113%

28%

  Operational success
(40%)

New business value ($ millions) (10%)[2]

618

1,235

1,853

1,226

98%

10%

Wealth and Asset Management core earnings ($ millions) (10%)

342

683

1,025

629

84%

8%

Expense management[3] (10%)

103%

10%

Financial flexibility[3] (10%)

55%

6%

  Building for the future
(10%)

Strategic initiatives[3] (10%)

110%

11%

2016 company performance score

88%

1
Net income reflects an after-tax charge of $313 million related to a change in the discount rate used in the valuation of our policyholder liabilities in anticipation of regulatory change in 2017.

2
Target and actual do not include P&C Reinsurance because new business value is not an appropriate incentive measure for that business.

3
The scores for expense management, financial flexibility and strategic initiatives are based on performance against several predetermined goals that are consistent with our business plan.

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EXECUTIVE COMPENSATION

Understanding the score

Financial success

Net income was $2,929 million
– 34% higher than 2015 but below target, as market volatility throughout 2016 and the strengthening of reserves related to our review of actuarial methods and assumptions had a negative effect on our results.

Core earnings excluding investment-related experience was $3,824 million – 12% higher than 2015 and higher than our target, highlighting Manulife’s operating momentum. A turnaround in core investment-related experience increased overall core earnings to $4,021 million – 17% higher than 2015 and achieving target set in 2012. See page 2 for a more detailed discussion of this year’s financial performance.

Operational success

New business value was 22% higher than 2015 and largely in line with target, driven by strong sales growth and higher product margins in Asia.

Wealth and Asset Management core earnings of $629 million were in line with 2015 but below target. Higher fee income on higher asset levels and higher tax benefits in the U.S. were offset by changes in business mix, fee compression in the U.S. pension business and strategic investments to optimize our operational infrastructure and expand our distribution reach in Europe and Asia.

Expense management reflects our Efficiency and Effectiveness (E&E) initiative, which leverages our global scale and capabilities to achieve operational excellence and cost efficiencies throughout the company. E&E has resulted in over $500 million in annual net pre-tax savings over four years. The savings have allowed us to fund other new initiatives, including those in the Building for the future category below.

The below target financial flexibility score reflects the impact of lower interest rates on local capital requirements in Asia which reduced overall net remittances from subsidiaries.

Building for the future

The strategic initiatives score reflects solid progress on delivering on our strategy.

New business value in Asia has grown at an accelerated rate, helped by the exclusive partnerships we have signed with other financial institutions in the region. Our
Wealth and Asset Management businesses are also strongly positioned to grow with sizeable scale, thanks to strong organic growth and a number of acquisitions. Technology is transforming our industry and the lives of our customers, and we are investing across the company in re-engineering our business and dramatically improving the customer experience. Highlights from 2016 include:

∎

our life insurance offerings across Canada, the U.S. and parts of Asia now include wearable devices to help our customers live healthier lives and save money

∎

in Canada, we are using advanced, predictive analytics to simplify underwriting and eliminate unnecessary medical testing

∎

in the U.S., we launched the first phase of our new digital buying platform, and made our first foray into digital advice

∎

in mainland China, we are using the WeChat messaging platform to process claims, reducing processing time from more than one week to as little as one day.

2017 Management information circular

73

COMPENSATION DISCUSSION AND ANALYSIS

About the medium and long-term incentives

We
grant equity-based incentives every year, offering a competitive mix of restricted share units, performance share units and stock options depending on the executive’s position.

RSUs

PSUs

Stock options

Chief Executive Officer

25%

35%

40%

Senior executive vice presidents

25%

35%

40%

Executive vice presidents

35%

35%

30%

Chief Risk Officer/Chief Actuary

70%

0%

30%

  Medium-term incentives
Restricted share units

  Performance share units

What they are

▶

Notional shares that pay out based on the price of Manulife common shares

Notional shares that pay out based on our performance and on the price of Manulife common shares

Vesting and payout

 ▶

  Vest and pay out in cash within three years
Their payout value is equal to the average closing price of Manulife common shares for the five trading days before the day they vest

Vest and pay out in cash within three years

The number of units that vest depends on our performance against absolute and relative performance measures that are set at grant, aligned with our strategy and approved by the board

Their payout
value is equal to the average closing price of Manulife common shares for the five trading days before the day they vest, multiplied by the performance share unit performance factor

See page 78 for details about the performance conditions for the PSUs awarded for 2016

Dividend equivalents

▶

  Credited as additional units at the same rate as dividends paid on Manulife common shares

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

      Long-term incentive
     Stock options

New for 2017

Greater emphasis on performance-
based incentives for the CEO and senior
executive vice presidents

The weighting of PSUs is increasing to 50%, to tie
a higher proportion of equity-based
incentives
directly to the achievement of business results

  Rights to buy Manulife common shares in the future at a specified price

Vest 25% every year for four years from the grant date

Stock options granted in 2015 and later cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

Their ultimate value is the difference between the exercise price and the price of Manulife common shares when they’re exercised

Stock options expire at the end of 10 years and are only
transferable when the executive dies

Do not earn dividend equivalents

2017 Management information circular

75

COMPENSATION DISCUSSION AND ANALYSIS

Grants

▶

The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date, or the average closing price for the five trading days before the grant date (whichever is higher)

The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

▶

Beginning with the 2015 grant, senior vice presidents or above have to provide three months’ notice before leaving
Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Restrictions on stock options

▶

Stock options granted in 2015 and later cannot be exercised until five years after the grant date. We added this restriction in 2015 because we believe executives should not benefit from short-term spikes in our share price while their stock options continue to be exercisable for several years

Blackout periods

▶

Medium and long-term incentives are not granted when our reporting insiders are prohibited from trading, which is commonly referred to as a blackout period. Annual awards are normally granted following the end of the blackout period after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period

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EXECUTIVE COMPENSATION

How we calculate the payout for performance share units

Performance share units vest and pay out based on the following formula.

Targets
for the three-year performance period are set at the time of the grant, consistent with our business plan. The board can adjust the calculated result up or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate.

See page 62 for information about the performance peer group.

New for 2017

Key changes to the PSU plan

∎    three equally
weighted measures instead of six

Simplified plan

∎    single performance
period of three years instead of three distinct periods with targets set in advance

∎    no overlap with the short-term incentive measures

Better link between pay and performance

∎    increased the
weighting of PSUs to 50% from 35% of equity-based awards for the CEO and senior executive vice presidents

∎    added new Canadian peer to the performance peer group to give more context to our relative performance

Improved alignment with shareholders

∎    relative TSR now a
measure instead of a modifier, increasing ties to shareholder experience

∎    vesting and performance period extended to three full years so they align more easily to our publicly reported results

2017 Management information circular

77

COMPENSATION DISCUSSION AND ANALYSIS

Performance criteria for the PSUs awarded for 2016
(weighting)

Manulife performance factor

Net income attributed to shareholders (25%)

  Aligns compensation with shareholder experience

◀

  Threshold
0

  Target
100

  Maximum
150

50% below target

at target

25% above target

  Return on equity (25%)
Reflects the efficient use of capital in generating earnings

◀

  Threshold
0

  Target
100

  Maximum
150

50% below target

at target

25% above target

  Average MCCSR ratio (25%)
 Focuses executives on building financial strength so we can meet our obligations to our policyholders

◀

  Threshold
0

  Target
100

  Maximum
150

80% of target

at target

115% of target

  Wealth and Asset Management core earnings (12.5%)
Measures how we are growing our Wealth and Asset Management business

◀

  Threshold
0

  Target
100

  Maximum
150

50% below target

at target

25% above target

  New business value (12.5%)
Measures how our insurance new business will impact earnings in the future – especially in Asia

◀

  Threshold
0

  Target
100

  Maximum
150

50% below target

at target

25% above target

Relative TSR modifier

Relative TSR

Compared to the
median of our performance peer group. Applied as a modifier to the result from our internal performance measures

Aligns with shareholder experience. Tells us how well
we are doing at increasing shareholder value compared with our peers

◀

  Threshold
80%

  Target
100%

  Maximum
120%

30 pts below median

at median

30 pts above median

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EXECUTIVE COMPENSATION

Performance criteria for the PSU awards starting in 2017 (weighting)

Performance factor

Book value per share excluding AOCI (33%)

  Focuses on long-term growth in equity needed to support the company’s growth, and is used to value insurance companies and investment firms

◀

  Threshold
0

  Target
100

  Maximum
180

10% below target

at target

8% above target

Core return on equity (33%)

  Reflects the efficient use of capital in generating core earnings

◀

  Threshold
0

  Target
100

  Maximum
180

40% below target

at target

32% above target

Relative TSR (34%)

  Compared to the median of our performance peer group. Becomes a measure instead of a modifier, which gives it higher weighting

◀

  Threshold
0

  Target
100

  Maximum
180

30 pts below median

median

24 pts above median

We have simplified the 2017 PSU plan to include three measures, at the same time eliminating overlap with the annual incentive plan measures. The 2017 measures focus on longer term growth and the impact to our overall balance sheet, core earnings return on invested equity and have included relative TSR as a measure rather than a modifier.

Please turn to page 50 for more details about why the measures we’re introducing for 2017 are important and how we calculate them.

2017 Management information circular

79

COMPENSATION DISCUSSION AND ANALYSIS

Payout for medium-term incentives that were awarded in 2014

Restricted share units and performance share units awarded in 2014 vested and were paid out on December 15, 2016. The amounts in the table below include reinvested dividends.

  Vesting
date

Grant date price ($)

Combined performance factor

Vesting date price ($)

Payout as a % of grant value

2014 RSUs

Dec 15, 2016

21.20

-

24.38

126%

2014 PSUs

Dec 15, 2016

21.20

75%

24.38

95%

The 2014 restricted share units paid out at 126% of their grant value.

The 2014 performance share units vested with a combined performance factor of 75%, based on the formula below.

Performance was assessed using performance measures and goals that were set in 2014, at the time of grant, in line with our board-approved business plan. No discretion was applied on the results.

As a percentage of original award

Donald Guloien

159,445

x

75%

x

$24.38

=

$2,915,448

95%

Steve Roder

54,152

x

75%

x

$24.38

=

$990,166

95%

Roy Gori

–

x

–

x

–

=

–

–

Warren Thomson

44,122

x

75%

x

$24.38

=

$806,764

95%

Craig Bromley

34,094

x

75%

x

$24.38

=

$623,411

95%

The Manulife performance factor of 94% reflects our performance against targets for net income, return on equity and average MCCSR ratio across the 33 month performance period (January 2014 to September 2016). We maintained a strong capital position throughout the performance period, but net income and return on equity were below the targets we had set.

The relative TSR modifier reflects the performance of our share price compared with the median of our performance peer group across the performance period. Our share price performance was significantly below the median, resulting in a modifier of 80%, which together with the Manulife performance factor, produced the combined performance factor of 75%.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Relative TSR modifier

  Performance period
January 1, 2014 to September 30, 2016

Cumulative TSR

-20.95%

Median performance peer group

+13.05%

Manulife vs median TSR

-34 pts

Relative TSR modifier

80%

Manulife performance factor

Each
year’s performance score was measured separately to reduce the impact of a single year.

What we measured (weighting)

Performance range

Actual

Score

Weighted score

  Threshold
0

  Target
100

  Maximum
150

  Performance period 1
(36% weight) January 1, 2014 to December 31, 2014

  Net income attributed to shareholders
($ millions) (34%)

1,515

2,915

3,615

3,501

142%

48%

Return on equity (33%)

5.9%

11.5%

14.1%

11.9%

108%

36%

Average quarterly MCCSR ratio[1] (33%)

80% of target

100% of target

115% of target

150%

49%

Weighted average performance score for performance period 1

133%

  Performance period 2[2]
(36% weight) January 1, 2015 to December 31, 2015

  Net income attributed to shareholders
($ millions) (34%)

1,921

3,321

4,021

2,190

19%

7%

Return on equity (33%)

6.4%

11.2%

13.4%

5.8%

0

0

Average quarterly MCCSR ratio[1] (33%)

80% of target

100% of target

115% of target

145%

48%

Weighted average performance score for performance period 2

55%

  Performance period 3
(28% weight) January 1, 2016 to September 30, 2016

Net income attributed to shareholders ($ millions) (34%)

1,680

3,080

3,780

2,866

85%

29%

Return on equity (33%)

6.8%

12.5%

15.2%

9.7%

49%

16%

Average quarterly MCCSR ratio[1] (33%)

80% of target

100% of target

115% of target

150%

50%

Weighted average performance score for performance period 3

95%

Manulife performance factor = weighted average of the three periods (A)

94%

Relative TSR modifier (B)

80%

Combined performance factor (A * B)

75%

1
MCCSR ratio is a regulatory ratio used by the Office of the Superintendent of Financial Institutions Canada (OSFI) to evaluate the financial strength of an insurer and its ability to meet its obligations to policyholders. The score represents the average of the quarterly MCCSR scores for the performance period. Quarterly MCCSR scores are calculated by comparing the MCCSR ratio that Manufacturers Life achieves each quarter to the internal capital target for that quarter.

2
The management resources and compensation committee adjusted the targets for net income attributed to shareholders and return on equity to reflect the impact of the Standard Life and New York Life acquisitions on 2015 financial goals. The committee did not change the target for average quarterly MCCSR score.

2017 Management information circular

81

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the named executives

     Donald Guloien, President and
CEO

      As President and CEO, Mr. Guloien is a member of the board of directors and chair of the Executive Committee. He is a 36-year veteran of Manulife.

The table below describes
the key results for determining Mr. Guloien’s compensation for 2016. Although there were many positive results as noted below, we did not meet some of our ambitious targets established for the year and our three-year TSR is still below the median of the peer group.

Financial

∎     Net income
attributed to shareholders of $2.9 billion for the year, up 34% from the prior year however below our target

∎     $4.0 billion in core earnings, an increase of 17% from the prior year and achieving the target set back in 2012

∎     Core return
on equity of 10.1% was below target

∎     Positive net
flows[1] in our Wealth and Asset Management businesses were $15.3 billion compared to $34.4 billion in the prior year, making seven consecutive years of net inflows

∎     Gross flows[1] in our Wealth and Asset Management businesses were $120.5 billion, an increase of 3% compared with the prior year

∎     Insurance
sales were $4.0 billion, an increase of 11% compared with 2015

∎     New business value was $1.2 billion, an increase of 22% from 2015

∎     Total assets
under management and administration[1] were $977 billion as at December 31, 2016, an increase of 6% compared with 2015

Operational

∎     Launched
Vitality Check in Canada, a physical fitness check-up that provides members with personal health information they can use to better understand their overall health

∎     Expanded the
Vitality offering in the U.S. to include an industry-first survivorship product to help ensure that more couples are better prepared for the future

∎     Launched a
new financial planning mobile app for third party agencies in Japan which features simulations to help customers see their potential financial needs

∎     Finished the
year with 112 Four- or Five-star Morningstar rated funds – an increase of 17 funds from the prior year

∎     In Canada, recognized by the Glassdoor Employees’ Choice Awards as one of the Best Places to Work for the second year in a row

∎     In the U.S.,
received a perfect score of 100 per cent on the Human Rights Campaign’s 2017 Corporate Equality Index for LGBT workplace equality.

∎     In Hong
Kong, named Company for Financial Planning Excellence of the Year in the insurance category for the 10th consecutive year.

Building for the future

∎     Invested
across the company to re-engineer our business and dramatically improve customer experience through the use of predictive analytics, simplifying underwriting and reducing unnecessary testing

∎     Launched two
digital advice programs in the U.S. and positioned the company to launch additional programs in 2017

[1]
These are non-GAAP measures, which you can read about on page 50.

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EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Guloien for 2016 and for his base salary and medium and long-term incentives for 2017, based on the recommendation of the management resources and compensation committee. Mr. Guloien’s 2016 U.S. dollar total direct compensation was 7% lower than 2015.

The board established Mr. Guloien’s compensation taking into account our company performance and relative performance against our peers, Mr. Guloien’s future potential contributions, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2014

2015

2016

2017 target

Base salary

$
1,325,000

$
1,358,125

$
1,358,125

$
1,358,125

Annual incentive

$
2,674,181

$
2,085,061

$
1,222,313

$
2,037,188

Medium-term incentive

PSUs

$
2,782,500

$
2,852,063

$
2,852,063

$
3,055,781

RSUs

$
1,987,500

$
2,037,187

$
2,037,187

$
0

Long-term incentive

stock options

$
3,180,000

$
3,259,500

$
3,259,500

$
3,055,781

Total direct compensation

$
11,949,181

$
11,591,936

$
10,729,188

$
9,506,875

2017 Management information circular

83

COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Guloien did not receive a base salary increase for 2016.
The board again approved no change in base salary for 2017 as the current base salary of US$1,358,125 was determined to be appropriate.

Annual incentive

Mr. Guloien’s 2016 annual incentive award was approved and paid in cash in February 2017. It was US$1,222,313 or 60% of his target, below the calculated business performance score of 88%. This is 41% lower than his 2015 award. While there were many positive results in the year, we fell short of some of our ambitious targets and our three-year TSR was below the median of the peer group.

Medium and long-term incentives

Mr. Guloien was granted US$8,148,750 in
medium and long term incentives for 2016. The award was made in February 2016 and was based on his performance, anticipated future contributions, the compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

To ensure CEO compensation is more appropriately positioned relative to the compensation peer group, the board reduced the CEO’s medium and long-term incentive awards to US$6,111,562 for 2017 or 75% of target and 25% lower than 2016. This reflects the board’s decision not to grant the CEO any RSUs. The resultant mix of 50% performance share units and 50% stock options aligns the
CEO’s compensation directly with Manulife’s long-term performance and shareholder experience.

84

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EXECUTIVE COMPENSATION

CEO compensation lookback

The CEO lookback table compares Mr. Guloien’s awarded compensation in each of the last five years to the actual value of that compensation as at
December 31, 2016. The actual value (realized and realizable) for a particular year includes Mr. Guloien’s salary, the annual incentive awarded for that year, the vested value of restricted share units and performance share units that were granted in that year (or current value for units that are outstanding), the value of any exercised stock options, and the in-the-money value of outstanding stock options that were granted in that year.

The table also compares the actual value to Mr. Guloien for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The actual value of Mr. Guloien’s compensation is closely aligned with the shareholder experience as it reflects the current value of his outstanding equity awards. This is consistent with the emphasis on aligning Mr. Guloien’s pay with the longer-term success of Manulife.

Total direct compensation awarded

  Actual value
 (realized and realizable)
at December 31, 2016

Value of $100

Period

Mr. Guloien

Manulife shareholders

2012

$
9,888,466

$
20,596,532

Jan 1, 2012 to Dec 31, 2016

$
208.29

$
261.14

2013

$
12,091,368

$
18,969,226

Jan 1, 2013 to Dec 31, 2016

$
156.88

$
200.91

2014

$
13,558,918

$
12,431,412

Jan 1, 2014 to Dec 31, 2016

$
91.68

$
125.59

2015

$
14,782,884

$
13,289,470

Jan 1, 2015 to Dec 31, 2016

$
89.90

$
115.55

2016

$
14,607,399

$
20,378,645

Jan 1, 2016 to Dec 31, 2016

$
139.51

$
119.94

Total direct compensation awarded includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to Mr. Guloien of compensation awarded each year, realized between grant and December 31, 2016 or still realizable on December 31, 2016.

Value of $100 for Mr. Guloien: represents the actual value
(realized and realizable) to Mr. Guloien for each $100 of total direct compensation awarded for each fiscal year.

For Manulife shareholders: represents the
cumulative value of a $100 investment in common shares made on the first trading day of the period, assuming dividends are reinvested.

2017 Management information circular

85

COMPENSATION DISCUSSION AND ANALYSIS

     Steve Roder, Senior Executive Vice President and
Chief Financial Officer

Mr. Roder is responsible for managing Manulife’s financial
affairs
including Finance, Accounting, Capital, Valuation, Treasury,
Taxation, Investor Relations, Reinsurance and Financial
Regulation. He has played a key role on various corporate
development activities and has continued to use his
deep
knowledge of Asia and extensive network for the benefit of
Manulife. He is a member of Manulife’s Executive Committee.

The table below describes the key results that went into determining Mr. Roder’s compensation for 2016.

Financial

∎    Net income
attributed to shareholders of $2.9 billion for the year, up 34% from the prior year however below our target

∎    $4.0 billion in core earnings, an increase of 17% from the prior year and core earnings excluding investment experience ahead of target

∎    Core return on
equity of 10.1% was below target

∎    Run rate savings
from efficiency and effectiveness project in line with plan

∎    Strong capital level and leverage ratio within target range

Operational

∎    Continued to drive transformation of finance processes and systems – in particular significant progress on the valuation systems transformation project and Asia finance infrastructure project, leading to efficiency and effectiveness gains

∎    Led diversification of debt funding with successful issues in U.S., Singapore and Taiwan with economic and risk reduction benefits to shareholders

∎    Continued to
improve the financial close processes leading to shortened timelines and efficiencies

∎    Continued to enhance the annual planning process, embedding a shareholder value mindset at a business unit level

Building for the future

∎    Drove focus on TSR leading to significant business decisions about our portfolio of businesses

∎    Continued to drive
our efforts to achieve acceptable outcomes in the face of regulatory changes, in particular IFRS and LICAT

∎    Continued the successful diversification of our equity shareholder base

86

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EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Roder for 2016 and for his base salary and medium and long-term incentives for 2017, based on the recommendation of the CEO and the management resources and compensation committee. Mr. Roder’s 2016 U.S. dollar total direct compensation was slightly higher than 2015.

The board established Mr. Roder’s compensation taking into account our company performance and relative performance against our peers, Mr. Roder’s future potential contributions, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2014

2015

2016

2017 target

Base salary

$
720,000

$
770,000

$
800,000

$
800,000

Annual incentive

$
1,421,550

$
1,000,000

$
900,000

$
1,000,000

Medium-term incentive

PSUs

$
945,000

$
1,225,000

$
1,260,000

$
1,650,000

RSUs

$
675,000

$
875,000

$
900,000

$
660,000

Long-term incentive

stock options

$
1,080,000

$
1,400,000

$
1,440,000

$
990,000

Total direct compensation

$
4,841,550

$
5,270,000

$
5,300,000

$
5,100,000

Base salary

Mr. Roder’s salary was
increased by 3.9% for 2016, effective March 1, 2016. The board reviewed and approved no change in base salary for 2017.

Annual incentive

Mr. Roder’s 2016 annual incentive award was approved and paid in February 2017. It was 90% of his target and 10% lower than his 2015 award, and largely aligned with the company performance score of 88% reflecting his contributions to the overall results of the Company in 2016.

Medium and long-term incentives

Mr. Roder was granted a total of US$3,600,000 in medium and long-term incentives for 2016. The award, made in February 2016, was based on his performance, anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2017, the board approved US$3,300,000 in medium and long-term incentives for 2017.

2017 Management information circular

87

COMPENSATION DISCUSSION AND ANALYSIS

     Roy Gori, Senior Executive Vice President, General
Manager, Asia Division

Mr. Gori joined Manulife in 2015 and is responsible for leading our
operations in Asia, which includes our businesses in Japan,
Hong Kong, Singapore, China, Indonesia, Vietnam, the
Philippines, Malaysia, Cambodia, Thailand, Taiwan, and
Macau. He is a member of Manulife’s Executive Committee.

The table below describes the key
results that went into determining Mr. Gori’s compensation for 2016.

Financial

∎    Delivered record
annualized premium equivalent sales of US$2.5 billion and new business value of US$754 million, an increase of 29% and 35% respectively, reflecting continued momentum from organic growth of our Asia businesses, and a step change from activation of inorganic opportunities, including the DBS partnership. The result is a more balanced Asia footprint in terms of geographical and distribution mix

∎    US$1.1 billion in
core earnings, a 15% increase compared with 2015 after adjusting for costs arising from the expansion of our dynamic hedging program and the impact of changes in foreign currency rates

∎    Remittances from
Asia subsidiaries were lower than target, largely due to the impact of lower interest rates on local capital requirements

Operational

∎    Focus on
leadership and culture resulted in clear progress towards a medium term goal of achieving best in class employee engagement for Asia Division

∎    Increased market
share and ranking across the region

∎    Supported the
company’s funding diversification strategy including the issuance of SGD$500 million subordinated debt in Singapore

∎    Assisted with the launch of the first pure play U.S. office REIT listing in Singapore

Building for the future

∎    Successful execution of 15-year exclusive regional bancassurance partnership with DBS to enable efficient and scalable growth

∎    Commenced 15-year
exclusive Mandatory Provident Fund distribution partnership with Standard Chartered Bank in Hong Kong and completed the acquisition of its existing pension business

∎    Improved customer
experience with the introduction of a Net Promoter System across key customer touch points; early results showed a five percentage point improvement in net promoter score

∎    Extended the
delivery of in-house innovations through the launch of ManulifeMOVE in China and the Philippines and the roll-out of market leading electronic point of sales technology

∎    Introduced eClaims
services in China, Indonesia and Vietnam, and delivered a first to market online end to end mutual fund transaction solution in Indonesia

88

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Gori for 2016 and for his base salary and medium and long-term incentives for 2017, based on the recommendation of the CEO and the management resources and compensation committee. Mr. Gori’s 2016 U.S. dollar total direct compensation was 15% higher than 2015.

The board established Mr. Gori’s compensation taking into account our company performance, relative performance against our peers, Mr. Gori’s future potential contributions, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2015

2016

2017 target

Base salary

$
700,000

$
750,000

$
800,000

Annual incentive

$
1,200,000

$
1,300,000

$
1,000,000

Medium-term incentive

• PSUs

$
875,000

$
1,050,000

$
1,600,000

• RSUs

$
625,000

$
750,000

$
640,000

Long-term incentive

• stock options

$
1,000,000

$
1,200,000

$
960,000

Total direct compensation

$
4,400,000

$
5,050,000

$
5,000,000

Base salary

Mr. Gori’s salary was
increased by 7.1% for 2016, effective March 1, 2016. The board reviewed and approved a salary increase of 6.7% effective March 1, 2017 to reflect Mr. Gori’s outstanding performance for the year.

Annual incentive

Mr. Gori’s annual incentive award was approved and
paid in February 2017. It was 139% of his target and 8% higher than his 2015 award, reflecting his effective leadership of our Asia Division, development of strong partnerships and our solid growth in Asia.

Medium and long-term incentives

Mr. Gori was granted a total of
US$3,000,000 in medium and long-term incentives for 2016. The award, made in February 2016, was based on his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2017, the board approved US$3,200,000 in medium and long-term incentives for 2017.

2017 Management information circular

89

COMPENSATION DISCUSSION AND ANALYSIS

     Warren Thomson, Senior Executive Vice President
and Chief Investment Officer

Mr. Thomson is responsible for managing the global
investment
operations which include the General Fund and
Manulife Asset Management, Manulife’s global asset
management business with combined assets under
management (AUM) of nearly $705 billion. He is a member of
Manulife’s
Executive Committee.

2016 highlights

The table below describes the key results for determining Mr. Thomson’s compensation for 2016.

Financial

∎    Contributed $197
million of investment-related experience gains to core earnings, 49% of full year expectations. Results from our investment management activity outperformed expectations in the final three quarters of 2016 delivering $537 million of investment-related gains, however these were offset by a $340 million investment-related experience loss in the first quarter with negative investment results across almost all factors, including oil and gas

∎    Ended 2016 with
record AUM of $461 billion in Manulife Asset Management which ranked as the 28th largest institutional asset manager globally in 2015[1], up from 32nd in 2014 and 55th in 2008

∎    Generated $8.5
billion in net flows from institutional clients in 2016 due to strong investment management performance which, while below expectations compared favourably with net outflows in active management globally across the industry[2]

∎    Outperformed
peers/index by 61% and 71%, respectively, over the last three and five years, for public market assets in Manulife Asset Management

Operational

∎    Launched
Manulife’s largest transformation program to-date, Global Optimization (GO), to optimize our operational infrastructure

∎    Achieved higher scores for both manager effectiveness and manager support although overall employee engagement score dropped 1%

∎    Appointed the
first Global CFO of Wealth and Asset Management (WAM) to establish a globally integrated Finance and Strategy team

Building for the future

∎    Launched a US$519 million Singapore Real Estate Investment Trust (REIT), the first pure-play U.S. office REIT to be publicly listed in Asia

∎    Continued to
invest in Manulife Asset Management’s Europe-based distribution and investment operations and business

∎    Continued to execute our buildout of differentiated asset management “solutions” offerings, including customized liability-driven investing (LDI) mandates

∎    Continued to build
out Private Asset capability in Asia

[1]
Pensions & Investments institutional money manager survey as of December 31, 2015

[2]
eVestment Traditional Asset Flows Report, Q4 2016

90

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EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Thomson for 2016 and for his base salary and medium and long-term incentives for 2017, based on the recommendation of the CEO and the management resources and compensation committee. Mr. Thomson’s 2016 U.S. dollar total direct compensation was slightly lower than 2015.

The board established Mr. Thomson’s compensation taking into account our company performance and relative performance against our peers, Mr. Thomson’s future potential contributions, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2014

2015

2016

2017 target

Base salary

$
700,000

$
800,000

$
820,000

$
820,000

Annual incentive

$
1,658,475

$
1,250,000

$
1,200,000

$
1,640,000

Medium-term incentive

• PSUs

$
770,000

$
805,000

$
805,000

$
1,100,000

• RSUs

$
550,000

$
575,000

$
575,000

$
440,000

Long-term incentive

• stock options

$
880,000

$
920,000

$
920,000

$
660,000

Total direct compensation

$
4,558,475

$
4,350,000

$
4,320,000

$
4,660,000

Base salary

Mr. Thomson’s salary
was increased by 2.5% for 2016, effective March 1, 2016. The board reviewed and approved no change in base salary for 2017.

Annual incentive

Mr. Thomson’s 2016 annual incentive award was approved and paid in February 2017. It was 73% of his target and 4% lower than his 2015 award, reflecting solid growth of our Manulife Asset Management franchise in 2016, offset by below target General Fund Investment Experience and Manulife Asset Management net operating income.

Medium and long-term incentives

Mr. Thomson was granted a total of
US$2,300,000 in medium and long-term incentives for 2016. The award, made in February 2016, was based on his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2017, the board approved US$2,200,000 in medium and long-term incentives for 2017.

2017 Management information circular

91

COMPENSATION DISCUSSION AND ANALYSIS

     Craig Bromley, President, John Hancock Financial
Services, Senior Executive Vice President and General Manager, U.S. Division

Mr. Bromley is President of John Hancock Financial Services,
the
U.S. division of Manulife. He is responsible for overall leadership and vision for our U.S. operations and is a member of Manulife’s
Executive Committee. The division’s core businesses include
Investments, 401(k) plans,
Life Insurance, and Signator Investors,
Inc.

The table below describes the key results that went into determining Mr. Bromley’s compensation for 2016.

Financial

∎    Core earnings were
US$1.2 billion, or 6% higher than 2015

∎    Wealth and Asset
Management gross flows were US$49.4 billion, or 5% higher than 2015, however net flows were negative for the year

∎    Life insurance sales decreased 6% from 2015 reflecting the industry trend towards products with guaranteed features which we have deliberately de-emphasized

∎    Maintained strong
capital levels for insurance operating companies at the upper end of the targeted risk-based capital range

Operational

∎    Advanced the
creation of a cloud-based pension recordkeeping platform and the launch of a goals-based digital advice business

∎    Led the formation of a true omni-channel advice business, spanning face-to-face advisors, telephone support teams, and digital advice platforms

∎    Successfully
completed the acquisition of certain assets from Transamerica Financial Advisors – pushing Signator Investor, Inc. to among the top 15 independent broker/dealers by Assets Under Administration

Building for the future

∎    Introduced the division’s first uniform customer experience measurement system

∎    Developed an
Exchange Traded Funds franchise

∎    Drove the
expansion of direct-to-customer insurance distribution supported by advanced analytics and cross-industry partnerships

92

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Bromley for 2016 and for his base salary and medium and long-term incentives for 2017, based on the recommendation of the CEO and the management resources and compensation committee. Mr. Bromley’s 2016 U.S. dollar total direct compensation was slightly higher than 2015.

The board established Mr. Bromley’s compensation taking into account our company performance and relative performance against our peers, Mr. Bromley’s future potential contribution, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)

2014

2015

2016

2017 target

Base salary

$
600,000

$
660,000

$
700,000

$
700,000

Annual incentive

$
1,184,625

$
950,000

$
750,000

$
875,000

Medium-term incentive

• PSUs

$
595,000

$
770,000

$
840,000

$
1,300,000

• RSUs

$
425,000

$
550,000

$
600,000

$
520,000

Long-term incentive

• stock options

$
680,000

$
880,000

$
960,000

$
780,000

Total direct compensation

$
3,484,625

$
3,810,000

$
3,850,000

$
4,175,000

Base salary

Mr. Bromley’s salary
was increased by 6.1% for 2016, effective March 1, 2016. The board reviewed and approved no change in base salary for 2017.

Annual incentive

Mr. Bromley’s 2016 annual incentive award was approved and paid in February 2017. It was 86% of his target and 21% lower than his 2015 award, reflecting solid core earnings performance with strong sales in retirement plan services being offset by the market conditions and competitive pressures which challenged the Division’s insurance and fund sales.

Medium and long-term incentives

Mr. Bromley was granted a total of
US$2,400,000 in medium and long-term incentives for 2016. The award, made in February 2016, was based on his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2017, the board approved US$2,600,000 in medium and long-term incentives for 2017.

2017 Management information circular

93

COMPENSATION DISCUSSION AND ANALYSIS

Share performance

The graph below compares the
cumulative value of $100 invested in Manulife shares for the five years starting on December 31, 2011 with the value of $100 invested in each of two Toronto Stock Exchange (TSX) indices shown below for the same period, assuming dividends are reinvested.

(as at December 31)

2011

2012

2013

2014

2015

2016

Manulife Financial Corporation

$
100.00

$
129.98

$
207.93

$
226.00

$
217.73

$
261.14

S&P/TSX Composite Index

$
100.00

$
107.18

$
121.09

$
133.87

$
122.72

$
148.58

S&P/TSX Composite Financials Index

$
100.00

$
117.57

$
145.38

$
165.42

$
162.59

$
201.78

To illustrate the effectiveness of our executive compensation program and its alignment to our pay for performance core principle, the graph below compares the relationship between the CEO’s realized and realizable pay (as a percentage of his total target direct compensation) to our share price performance and our compensation peers.

94

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Over the five year period from 2011 to 2015, Manulife’s TSR was lower than the median of the peer group. Our share price performance has impacted the CEO’s pay as his realized and realizable pay over this time period was 96% of his total target direct compensation compared to the peer group median of 142% of total target direct compensation.

The regression line in the graph highlights the relationship between pay and performance. CEOs of companies above the line have realized more compensation than what is typical for a given level of return, while CEOs of companies below the line have realized less compensation than what is typical for that level of return. The chart shows the close alignment between our CEO’s realized and realizable pay and
Manulife’s TSR.

  Average
annual TSR (2011-2015)

  CEO realized and
 realizable pay   (2011-2015) as a
percent of total target direct compensation

Peer 1

34%

211%

Peer 2

21%

290%

Peer 3

16%

143%

Peer 4

15%

243%

Peer 5

13%

143%

Peer 6

12%

135%

Peer 7

12%

146%

Peer 8

12%

126%

Peer 9

12%

142%

Manulife

9%

96%

Peer 10

7%

134%

Peer 11

4%

95%

Peer 12

4%

127%

(See page 62 for information about our compensation
peer group, and page 7 for details about how we calculate realized and realizable pay.)

The table below shows the cost of management ratio, which expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders.

The cost of management ratio is affected by
foreign exchange rates, the named executives each year and our net income.

2012

2013

2014

2015

2016

Total compensation reported for the named executives ($ thousands)

$27,355

$31,788

$38,857

$49,652

$42,234

Net income attributed to shareholders ($ millions)

$1,736

$3,130

$3,501

$2,191

$2,929

Cost of management ratio

1.6%

1.0%

1.1%

2.3%

1.4%

Total compensation reported for the named executives

The total compensation reported in the summary compensation table each year.

Cost
of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2012: Donald Guloien, Steve Roder, Warren Thomson,
Jean-Paul Bisnaire, Paul Rooney, Michael Bell

2013: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Jean-Paul Bisnaire

2014: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Craig Bromley

2015:
Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Roy Gori

2016: Donald Guloien, Steve Roder, Roy Gori, Warren Thomson, Craig Bromley

2017 Management information circular

95

EXECUTIVE COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation awarded to the named executives for our last three fiscal years. We set compensation for the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

Year

Salary ($)

Share-based awards ($)

  Option-
based awards ($)

  Donald Guloien
President and CEO

2016   2015
2014

1,803,437   1,723,671
1,438,720

6,722,719   6,104,719
5,274,666

4,481,813   4,069,812
3,516,444

  Steve Roder   Senior
Executive Vice President and Chief Financial Officer

2016   2015
2014

1,055,275   970,915
790,515

2,970,000   2,622,060
5,069,136

1,980,000   1,748,040
1,194,264

  Roy Gori   Senior
Executive Vice President and General Manager, Asia Division (joined Manulife on March 2, 2015)

2016 2015

982,435 746,445

2,475,000 5,634,000

1,650,000 1,252,000

  Warren Thomson   Senior
Executive Vice President and Chief Investment Officer

2016   2015
2014

1,084,178   972,307
766,636

1,897,500   5,643,168
1,459,656

1,265,000   1,148,712
973,104

  Craig Bromley
 President, John Hancock Financial Services   Senior Executive Vice President and General
Manager, U.S. Division

2016   2015
2014

920,035   863,055
653,142

1,980,000   1,648,152
1,127,916

1,320,000   1,098,768
751,944

Base salary

Set in U.S. dollars for
Mr. Guloien, Mr. Roder, and Mr. Thomson, but paid semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date. Mr. Gori’s salary is set in U.S. dollars but he is paid in
Hong Kong dollars. We used the average 2016 exchange rate of HK$1.00 = $0.1707 to convert to Canadian dollars. Mr. Bromley’s salary is set and paid in U.S. dollars. We used the average quarterly 2016 exchange rate of US$1.00 = $1.3252 to convert to Canadian dollars.

Share-based awards

The grant date fair
value of performance share units, restricted share units, and deferred share units awarded to the named executives, including dividend equivalents, which are credited as additional units using the data in the table below. The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last five trading days before the grant date (whichever is higher).

Mr. Thomson’s amount for 2015 includes a one-time special award of US$3,000,000 in deferred share units, granted on August 17, 2015, that vested immediately.

Mr. Gori’s amount for 2015 includes a one-time award of US$3,000,000, granted on March 2, 2015, to replace compensation he forfeited from his previous employer. The award includes US$500,000 in restricted share units that cliff vest after two years and US$2,500,000 in deferred share units that cliff vest after four years.

Grant date

Share price

Exchange rate for awards in U.S. dollars

2016

February 23

$
17.59

US$1.00 = $1.3750

2015

August 17[1]   March 2[2]
February 24

$ $ $
22.82   21.81
22.02

  US$1.00 = $1.3067
 US$1.00 = $1.2520
US$1.00 = $1.2486

2014

August 18[3]

$
21.66

US$1.00 = $1.1093

February 25

$
21.20

US$1.00 = $1.1058

1
See Mr. Thomson’s share-based awards

2
See Mr. Gori’s share-based awards

3
See Mr. Roder’s share-based awards

Mr. Roder’s amount for 2014 includes a
one-time special award of US$3,000,000 (one-third in performance share units that cliff vest after three years and two-thirds in performance deferred share units that cliff vest after five years), granted on
August 18, 2014.

96

Manulife Financial Corporation

EXECUTIVE COMPENSATION

The 2017 compensation decisions for salary and share-based and option-based awards will be reflected in next year’s summary compensation table. See page 5 for more information about the compensation decisions for the CEO.

Non-equity incentive plan compensation

  Annual
incentive ($)

Pension value ($)

  All other compensation
($)

  Total compensation
($)

1,599,274   2,884,682
3,329,088

672,000   727,500
823,400

101,812   103,135
101,890

15,381,055   15,613,519
14,484,208

1,177,560   1,383,500
1,769,688

234,500   264,900
243,600

71,571   78,029
66,713

7,488,906   7,067,444
9,133,916

1,700,920 1,660,200

49,100 37,300

908,009 2,468,507

7,765,464 11,798,452

1,570,080   1,729,375
2,064,636

276,800   299,100
271,400

68,612   66,801
67,216

6,162,170   9,859,463
5,602,648

981,300   1,314,325
1,474,740

178,800   194,200
133,300

56,294   56,521
160,436

5,436,695   5,175,021
4,301,478

Exercise price

Fair value factor

Exchange rate for awards in U.S. dollars

  Option-based awards   The grant date fair value of
stock options awarded to the named executives was calculated using the data in the table to the right:

February 23, 2016

$
17.59

21.5%

US$1.00 = $1.3750

March 2, 2015[1]

$
21.81

22.0%

US$1.00 = $1.2520

February 24, 2015

$
22.02

22.0%

US$1.00 = $1.2486

February 25, 2014

$
21.20

22.8%

US$1.00 = $1.1058

1 See Mr. Gori’s option-based awards

We used the Black-Scholes methodology to determine the accounting fair value of the stock option awards (the same assumptions we use for accounting purposes):

Expected life (years)

Expected volatility

Risk-free interest rate

Expected dividend yield

2016

6.7

29.5%

1.50%

3.0%

2015

6.7

29.5%

1.75%

3.0%

2014

6.7

30.0%

2.0%

3.0%

Annual incentive

Paid in cash in the year
following the fiscal year in which they were earned. The U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates: 2016: US$1.00 = $1.3084, 2015: US$1.00 = $1.3835 and 2014: US$1.00 =
$1.2449.

Pension value

The sum of the amounts under compensatory
change for each named executive in the pension tables on pages 104 and 106.

All other compensation

Includes flexible spending account allowances in 2016 (in Canadian dollars):

Mr. Guloien – $100,000, Mr. Roder – $55,000, Mr. Thomson – $55,000, Mr. Bromley – $39,756.

Mr. Gori’s amount for 2016 includes a housing allowance of $399,438 and a car benefit of $286,559, converted to Canadian dollars using the average 2016 exchange rate of HK$1.00 = $.1707.

Mr. Gori’s amount for 2015 includes US$1,500,000 in cash payments to replace compensation he forfeited from his previous employer
(converted to Canadian dollars using an average exchange rate of US$1.00 = $1.2654).

Supplementary table:
total compensation in
U.S. dollars

This table shows total
compensation for the named
executives in U.S. dollars
for
convenience. Amounts delivered in
other currencies were converted to
U.S. dollars consistent with our
financial statements.

(US$)

Donald Guloien

2016   2015
2014

11,313,109   12,236,036
12,766,038

Steve Roder

2016   2015
2014

5,525,962   5,529,895
8,119,173

Roy Gori

2016 2015

5,763,923 9,258,603

Warren Thomson

2016   2015
2014

4,577,316   7,598,103
4,860,119

Craig Bromley

2016   2015
2014

4,022,042   4,021,005
3,741,528

2017 Management information circular

97

EXECUTIVE COMPENSATION DETAILS

Equity compensation

Outstanding
share-based and option-based awards (as at December 31, 2016)

Option-based awards

Grant date

Number of securities underlying unexercised options

Option exercise price ($)

Option expiration date

Value of unexercised in-the-money options ($)

Donald Guloien

Feb 16, 2007

139,884

40.38

Feb 16, 2017

0

Feb 20, 2008

202,945

37.71

Feb 20, 2018

0

Feb 18, 2009

507,629

15.67

Feb 18, 2019

4,182,863

May 18, 2009

389,889

21.95

May 18, 2019

764,182

Feb 23, 2010

617,344

19.48

Feb 23, 2020

2,734,834

Feb 22, 2011

560,071

18.91

Feb 22, 2021

2,800,355

Feb 21, 2012

932,701

12.64

Feb 21, 2022

10,511,540

Feb 19, 2013

816,983

15.52

Feb 19, 2023

6,854,487

Feb 25, 2014

727,500

21.20

Feb 25, 2024

1,971,525

Feb 24, 2015

840,106

22.02

Feb 24, 2025

1,587,800

Feb 23, 2016

1,185,102

17.59

Feb 23, 2026

7,489,845

Steve Roder

June 1, 2012

261,058

11.23

June 1, 2022

3,309,693

Feb 19, 2013

309,463

15.52

Feb 19, 2023

2,596,395

Feb 25, 2014

247,075

21.20

Feb 25, 2024

669,573

Feb 24, 2015

360,837

22.02

Feb 24, 2025

681,982

Feb 23, 2016

523,561

17.59

Feb 23, 2026

3,308,906

Roy Gori

Mar 02, 2015

260,931

21.81

Mar 02, 2025

547,955

Feb 23, 2016

436,301

17.59

Feb 23, 2026

2,757,422

Warren Thomson

Feb 16, 2007

44,038

40.38

Feb 16, 2017

0

Feb 20, 2008

58,854

37.71

Feb 20, 2018

0

Feb 18, 2009

255,948

15.67

Feb 18, 2019

2,109,012

May 18, 2009

24,202

21.95

May 18, 2019

47,436

Feb 23, 2010

188,342

19.48

Feb 23, 2020

834,355

Feb 22, 2011

183,296

18.91

Feb 22, 2021

916,480

Feb 21, 2012

84,791

12.64

Feb 21, 2022

955,595

Feb 19, 2013

272,328

15.52

Feb 19, 2023

2,284,832

Feb 25, 2014

201,321

21.20

Feb 25, 2024

545,580

Feb 24, 2015

237,122

22.02

Feb 24, 2025

448,161

Feb 23, 2016

334,497

17.59

Feb 23, 2026

2,114,021

Craig Bromley

Feb 16, 2007

14,057

40.38

Feb 16, 2017

0

Feb 20, 2008

30,442

37.71

Feb 20, 2018

0

Feb 23, 2010

60,158

19.48

Feb 23, 2020

266,500

Feb 22, 2011

67,135

18.91

Feb 22, 2021

335,675

Feb 19, 2013

46,419

15.52

Feb 19, 2023

389,455

Feb 25, 2014

155,566

21.20

Feb 25, 2024

421,584

Feb 24, 2015

226,812

22.02

Feb 24, 2025

428,675

Feb 23, 2016

349,041

17.59

Feb 23, 2026

2,205,939

98

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Share-based awards

Grant date

Type of share- based award

Number of shares or units of shares that have not vested

Market or payout value of share awards that have not vested ($)

Market or payout value of vested share-based awards not paid out or distributed ($)

Donald Guloien

Feb 24, 2015

PSU

173,056

4,137,757

RSU

123,612

2,955,559

DSU

5,065,829

Feb 23, 2016

PSU

231,432

5,533,550

RSU

165,309

3,952,539

Steve Roder

Aug 18, 2014

PSU

41,052

981,543

PDSU

82,104

1,963,104

Feb 24, 2015

PSU

74,330

1,777,225

RSU

53,093

1,269,446

Feb 23, 2016

PSU

102,244

2,444,648

RSU

73,031

1,746,163

Roy Gori

Mar 02, 2015

PSU

53,368

1,276,037

RSU

68,616

1,640,615

DSU

152,482

3,645,835

Feb 23, 2016

PSU

85,203

2,037,203

RSU

60,859

1,455,148

Warren Thomson

Feb 24, 2015

PSU

48,845

1,167,896

RSU

34,889

834,204

DSU

4,732,401

Feb 23, 2016

PSU

65,322

1,561,850

RSU

46,659

1,115,610

Craig Bromley

Feb 24, 2015

PSU

46,721

1,117,107

RSU

33,373

797,948

Feb 23, 2016

PSU

68,162

1,629,757

RSU

48,687

1,164,109

In the tables to the left and above:

∎

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $23.91, the closing price of Manulife common shares on the TSX on December 30, 2016. The amount is zero if the exercise price is higher than our year-end closing share price

∎

the market or payout values of the share-based awards are based on $23.91, the closing price of Manulife common shares on the TSX on December 30, 2016

∎

the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%

∎

restricted share units (RSUs), performance share units (PSUs), deferred share units (DSUs) and performance deferred share units (PDSUs) are paid out in cash. We do not issue any common shares in connection with restricted share units, performance share units, deferred share units or performance deferred share units.

2017 Management information circular

99

EXECUTIVE COMPENSATION DETAILS

Incentive plan awards – value vested or earned during the year

The
table below shows for each named executive:

∎

the value of stock options that vested in 2016 and the amount that would have been realized if they had been exercised on the vesting date

∎

the value of share-based awards for 2014 that vested in 2016

∎

the annual cash bonus earned for 2016.

Option-based awards

  Share-based awards
Value vested during the year ($)

  Annual incentive
Value earned during the year ($)

Value vested during the year ($)

Value received during the year ($)

Donald Guloien

1,559,507

0

5,692,079

1,599,274

Steve Roder

686,864

0

1,933,143

1,177,560

Roy Gori

0

0

0

1,700,920

Warren Thomson

554,530

0

1,575,132

1,570,080

Craig Bromley

365,038

2,014,616

1,217,135

981,300

The value of option-based awards is the difference between the exercise price of the stock options and the closing price of Manulife common shares on the TSX on the vesting date.

The value of share-based awards is the payout from restricted share units and performance share units that were granted on February 25, 2014, and vested and paid out in 2016.

Stock options exercised in 2016

Craig Bromley exercised the following options in 2016:

Grant date

Number of options

Exercise price ($)

Gain ($)

Feb 21, 2012

25,109

12.64

272,433

Sept 1, 2012

43,542

11.08

549,659

Feb 19, 2013

50,000

15.52

436,500

Feb 19, 2013

89,259

15.52

756,024

About deferred share units

In 2016,
executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings.
We may also grant deferred share units and performance deferred share units to some new hires and to other executives in special situations.

Deferred share units
are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Performance deferred share units vest if specific performance conditions are met.

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, Canadian executives can choose to receive deferred share units instead of restricted share units to promote longer term share ownership.

About the deferred compensation account

Some U.S. executives can defer up
to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years, and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. The executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table
below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2016:

Number of securities to be issued upon exercise of outstanding options, warrants and rights

Weighted average of exercise price of outstanding options, warrants and rights ($)

Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders

30,559,867

19.80

15,240,444

This table tells you about our plans and their status as at March 8, 2017:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued

73,600,000

∎ as a % of common shares outstanding

3.7%

Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)

  ∎   to
any one participant, or

5%

∎ to insiders as a whole

10%

Total number of common shares that have been issued in respect of stock options and deferred share units

28,760,853

∎ as a % of common shares outstanding

1.5%

2017 Management information circular

101

EXECUTIVE COMPENSATION DETAILS

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued

1,000,000

∎ as a % of common shares outstanding

less than 0.1%

Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)

  ∎   to
any one participant, or

5%

∎ to insiders as a whole

10%

Total number of common shares that have been issued in respect of deferred share units

578,636

∎ as a % of common shares outstanding

less than 0.03%

We granted 6,001,532 stock options to senior executives in 2016. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2016)

Stock options/DSUs outstanding

Securities available for future issue

(#)

  As a % of diluted
common shares

(#)

As a % of diluted common shares

  Stock plan for   non-employee
directors

421,637

0.02%

Stock options

29,504,766

1.49%

15,240,444

0.77%

Deferred share units

633,464

0.03%

Total

30,559,867

1.55%

15,240,444

0.77%

Overhang, dilution and burn rate

(as at December 31)

2014

2015

2016

Overhang

2.75%

2.50%

2.32%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the total number of common shares outstanding on a diluted basis

Dilution

1.66%

1.57%

1.55%

the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the total number of common shares outstanding on a diluted basis

Burn rate

0.17%

0.21%

0.31%

the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the total number of common shares outstanding on a diluted basis

102

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All of our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where our only contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered
(or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental
arrangements, executives generally have to comply with several conditions after they leave our employment:

∎

non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends

∎

non-compete:

–
24 months for all executives in traditional defined benefit supplemental arrangements

–
12 months for senior vice presidents, 18 months for executive vice presidents and 24 months for senior executive vice presidents in capital accumulation supplemental arrangements

∎

if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third

∎

if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

Amounts on the pages that follow that are determined in another currency have been converted using the exchange rates used in our 2016 consolidated financial statements.

2017 Management information circular

103

EXECUTIVE COMPENSATION DETAILS

Defined benefit pension plan table

Mr. Guloien participates in the
Manulife defined benefit plan and supplemental arrangement in Canada. Mr. Thomson participated in the John Hancock defined benefit cash balance plan and supplemental arrangement while he was working in the U.S. from 2007 to 2009.
Mr. Bromley has participated in the John Hancock defined benefit cash balance plan since his transfer to the U.S in 2012.

The table below shows:

∎

their years of credited service at the end of 2016 and at the normal retirement age of 65

∎

the estimated annual benefit accrued or earned for service up to year-end and to age 65

∎

a reconciliation of the defined benefit obligation from December 31, 2015 to December 31, 2016.

The annual
pension for senior executives in the Canadian defined benefit supplemental arrangement is capped based on their level at retirement and a maximum of 35 years of credited service:

∎

$1,200,000 for Mr. Guloien

∎

$800,000 for senior executive vice presidents.

Number of years of credited service

Annual benefits payable

Dec 31, 2016

Age 65

Dec 31, 2016 ($)

Age 65 ($)

Donald Guloien

35.0

35.0

1,200,000

1,200,000

Warren Thomson

3.0

3.0

11,800

11,800

Craig Bromley

4.3

18.8

11,500

40,100

Annual benefits payable

Based on current
pensionable earnings and the noted credited service, subject to the limits discussed above, and payable from age 65.

Opening present value and closing present
value

Value of the projected pension for service to December 31, 2015 and December 31, 2016 respectively, using the actuarial assumptions used to determine the defined benefit pension obligations at those dates, as disclosed in Note 15 of our 2016 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2016, using the actuarial assumptions used to determine the pension plan obligations, as disclosed in Note 15 of our
2016 consolidated financial statements.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Opening present value of defined benefit obligation ($)

Compensatory change

  Non-
compensatory change ($)

 Closing present value of defined benefit
obligation ($)

Service cost ($)

Other ($)

16,057,700

0

0

471,700

16,529,400

150,000

0

0

800

150,800

73,600

18,400

0

3,300

95,300

Other

The impact of any plan amendments and
differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and, in the case of
Messrs. Thomson and Bromley, any amounts due to currency fluctuations.

Exchange rates

Mr. Thomson’s and Mr. Bromley’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.3426 for 2016 and
US$1.00 = $1.3841 for 2015. The other amounts have been converted using the average 2016 exchange rate of US$1.00 = $1.3252.

2017 Management information circular

105

EXECUTIVE COMPENSATION DETAILS

Defined contribution pension plan table

Mr. Roder and Mr. Thomson
participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Mr. Guloien also participates in the defined contribution supplemental arrangement for his service since reaching his defined benefit pension maximum.
Mr. Thomson participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement while he was working in the U.S. from 2007 to 2009. Mr. Bromley has participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement since his transfer to the U.S. in 2012. Prior to that, he participated in the Manulife defined contribution plan and supplemental arrangement in Canada. Mr. Gori participates in the Manulife Mandatory
Provident Fund Top-up in Hong Kong.

The table below is a reconciliation of the account balances from December 31, 2015 to December 31, 2016:

Opening accumulated value ($)

Compensatory change

  Non-
compensatory change ($)

Closing accumulated value ($)

Service cost ($)

Other ($)

Donald Guloien

2,806,700

672,000

0

313,300

3,792,000

Steve Roder

807,900

234,500

0

81,200

1,123,600

Roy Gori

74,400

49,100

0

57,600

181,100

Warren Thomson

2,348,100

276,800

0

44,500

2,669,400

Craig Bromley

1,664,100

160,400

0

155,300

1,979,800

Service cost

The total amount contributed
and/or notionally credited to each named executive in 2016 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Mr. Thomson’s and Mr. Bromley’s year-end
amounts for the U.S. plans have been converted using the December 31 exchange rate of US$1.00 = $1.3426 for 2016 and US$1.00 = $1.3841 for 2015. Other U.S. plan amounts have been converted using the average 2016 exchange rate of US$1.00 =
$1.3252.

Mr. Gori’s year-end amount has been converted using the December 31 exchange rate of HK$1.00 = $0.1732 for 2016 and HK$1.00 = $0.1786 for
2015. The other amounts have been converted using the average 2016 exchange rate of HK$1.00 = $0.1707.

106

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Canada

Defined benefit pension plan

Defined contribution pension plan

Who participates

Canadian-based executives who were promoted or hired before January 1, 1999

Canadian-based executives who were hired after January 1, 1999

Terms

Pensions are based on credited service and average pensionable earnings at retirement

Pensionable earnings are calculated as the highest base salary plus annual incentive (including the amount participants elect to receive as deferred share units) earned over any 36 consecutive months

In 2017, participants contribute 4% of their pensionable earnings up to the current year’s maximum pensionable earnings (YMPE) and 6% of earnings that exceed this amount, up to an annual limit of $8,798

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $208,080 for 2016 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of investment options to decide how they want to invest their account

Annual pension formula

Years of credited service

x

the sum of:

1) 1.3% of pensionable earnings up to the average of the last three years’ maximum pensionable earnings limits under the Canada/Quebec Pension Plans (final average YMPE)

+

2) 2% of pensionable earnings that exceed the final average YMPE ($53,667 in 2016)

The resulting pension is limited to the maximum pension permitted by the Income Tax Act
(Canada)

Vesting of the pension is immediate

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant contributions
combined are limited to the defined contribution maximum under the Income Tax Act ($26,010 in 2016)

Our contributions vest immediately

Retirement

Participants can retire before 65 with full pension if they’re at least 50 and their age plus years of service total at least 90

If a participant has less than 90 points but is 50 or
older with 10 or more years of service, the pension is reduced 0.5% for each month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60 (or the date the participant reaches 90 points if later)

For others, the pension is reduced on an actuarial equivalent basis

With a spousal waiver, the plan pays a pension for life and guarantees payments for at least 120 months, unless the participant chooses a different form of payment. Otherwise, a reduced pension is paid for at least five years with two-thirds continuing to the spouse on the participant’s death

Participants can transfer the value of their account to a locked-in retirement vehicle or to purchase a life annuity when they leave employment

2017 Management information circular

107

EXECUTIVE COMPENSATION DETAILS

Canada (continued)

Defined benefit supplemental arrangement

Defined contribution supplemental arrangement

We have individual supplemental retirement agreements that top up the defined benefit plan pension to what it would have been if there was not a maximum pension under the
Income Tax Act (Canada), subject to the maximums noted earlier. There are five executives remaining with these agreements

Canadian executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr.
Guloien) above the pensionable earnings limit to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

United States

Defined benefit pension plan (cash balance)

401(k) plan

Who participates

All U.S. employees

Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Starting January 1, 2017, interest credits will be based on the average annual yield of
10-year Treasury Constant Maturities in effect on each business day during the 2 months ending September 30 of the preceding calendar year

Participants contribute up to 50% of their eligible salary to the IRS maximum (US$18,000 in
2016)

Eligible salary is limited to the IRS maximum (US$265,000 in 2016)

Participants choose from a range of investment options to invest the contributions

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage
Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to
the IRS maximum (US$265,000 in 2016), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum
(US$53,000 in 2016)

Our contributions vest after three years of service

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a
life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

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EXECUTIVE COMPENSATION

United States (continued)

Closed defined benefit pension plan and supplemental arrangement (cash balance)

Defined contribution supplemental arrangement

We stopped making contributions to these plans as of December 31, 2007

Starting January 1, 2017, interest credits will be based on:

∎    the average yield of one-year Treasury Constant Maturities in effect on each business day during the 2 months ending September 30 of the preceding calendar year

+

∎    0.25%, subject to
a minimum interest credit of 5.00% compounded daily

Participants receive the value of their
account in 18 monthly instalments beginning the seventh month after leaving employment

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the
investment options selected by the participant

Participants receive the value of their account in
18 monthly instalments beginning the seventh month after leaving employment

Hong Kong

  Defined contribution plan
(Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates

All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF limit (HK$360,000 in 2016) go to the mandatory account.
Contributions on salary above the MPF limit go to the voluntary account

Participants choose from
a range of investment options to invest the contributions

Pension formula

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF limit, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement

Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

2017 Management information circular

109

EXECUTIVE COMPENSATION DETAILS

Termination and change in control

The table
below shows the incremental amounts that would be paid to each named executive if employment is terminated under five different scenarios.

The actual amount will
depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is calculated as at December 31, 2016 for all of the named executives:

Type of payment

Retirement (early or normal) ($)

Resignation ($)

Termination with cause ($)

Termination without cause ($)

Change in control ($)

Donald Guloien

Severance

0

0

0

9,217,271

10,582,520

Additional vesting of RSUs, PSUs and stock options

25,479,436

0

0

25,479,436

27,959,486

Pension

0

0

0

0

0

Total value

25,479,436

0

0

34,696,707

38,542,005

Steve Roder

Severance

–

0

0

3,585,330

–

Additional vesting of RSUs, PSUs and stock options

–

0

0

0

–

Pension

–

0

0

0

–

Total value

–

0

0

3,585,330

–

Roy Gori

Severance

–

0

0

3,361,247

–

Additional vesting of RSUs, PSUs and stock options

–

0

0

0

–

Pension

–

0

0

0

–

Total value

–

0

0

3,361,247

–

Warren Thomson

Severance

0

0

0

–

Additional vesting of RSUs, PSUs and stock options

7,273,699

0

0

7,273,699

–

Pension

0

0

0

0

–

Total value

7,273,699

0

0

7,273,699

–

Craig Bromley

Severance

–

0

0

3,137,164

–

Additional vesting of RSUs, PSUs and stock options

–

0

0

0

–

Pension

–

0

0

0

–

Total value

–

0

0

3,137,164

–

No severance is paid if the named executive resigns or retires.

If we terminate with cause, employment ends immediately, no severance is paid and performance share units, performance deferred share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

For purposes of the treatment of equity-based awards, Mr. Guloien and Mr. Thomson are eligible for normal retirement. Mr. Roder, Mr. Gori and Mr. Bromley are not eligible for either early or normal retirement. For additional details, see page 114.

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EXECUTIVE COMPENSATION

Equity-based awards will be treated according to the terms and conditions of the award agreements and plan documents unless the named executive has an employment agreement that indicates otherwise. See page 112 for information about Mr. Guloien’s change in control agreement. Any vesting that has occurred as part of normal employment is not included in the above table. The value attributable to the additional vesting of equity awards is based on $23.91, the closing price of Manulife common shares on the TSX on December 30, 2016. The value of performance share units and performance deferred share units is calculated assuming a performance factor of 100%.

Termination without cause

All the named executives, except Mr. Thomson, have employment agreements that specify their entitlements in a termination without cause scenario. These entitlements, which are outlined in the table below, are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

∎

protection of confidential information (indefinitely)

∎

company ownership of our intellectual property (indefinitely)

∎

non-solicitation (for two years)

∎

non-competition (for one year for Mr. Guloien and Mr. Gori, and two years for Mr. Roder and Mr. Bromley)

∎

non-disparagement (indefinitely for Mr. Guloien and Mr. Bromley, and two years for Mr. Roder and Mr. Gori).

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

Donald Guloien

Mr. Guloien is entitled to:

∎    two times his
annual salary, two times his target annual incentive, two times his annual executive flexible spending account allowance, and continuation of his group insurance benefits coverage (excluding life, short-term and long-term disability) for 24 months

∎    50% of
any PSUs granted within one year before a termination without cause or retirement will continue to vest and pay out on their vesting date, subject to performance conditions (all other equity-based awards will be treated according to the terms that apply for normal retirement and other relevant terms and conditions in the related award agreements and plan documents)[1]

Steve Roder

Mr. Roder is entitled to:

∎    18 months of
notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated amount of his target annual incentive

∎    continuation of
his group benefits for 18 months (excluding life, short-term and long-term disability)

If Mr.
Roder becomes re-employed in a comparable position with any company during the severance period:

∎    he will no longer participate in the group benefits plans

∎    his severance
payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

2017 Management information circular

111

EXECUTIVE COMPENSATION DETAILS

Roy Gori

Mr. Gori is entitled to:

∎    18 months of
notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated amount of his target annual incentive

∎    continuation of
his medical, dental and group life insurance benefits for 18 months

If Mr. Gori becomes
re-employed in a comparable position with any company during the severance period:

∎    he will no longer participate in the group benefits plans

∎    his severance
payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Craig Bromley

Mr. Bromley is eligible to receive benefits subject to the terms and conditions of the John Hancock Officer
Severance Pay Plan, including:

∎    up to 18 months
compensation which includes base salary at the time of termination and a pro-rated amount of his target annual incentive

∎    continuation of his group benefits for up to 18 months (excluding life, short-term and long-term disability)

If Mr. Bromley becomes re-employed in a comparable position with the Company during the severance period, he will no longer be eligible to receive benefits under such plan

1
Beginning in 2017, new and outstanding grants of restricted share units and performance share units will be prorated based on service from the date of grant for a termination without cause. Mr. Guloien will be entitled to receive this treatment if more generous than the treatment outlined in his employment agreement.

Change in control

Mr. Guloien is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President and CEO in May 2009, and it was amended in March 2014.

If there is a change in control
and Mr. Guloien’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

∎

two times his annual salary and two times his average annual incentive awarded in the prior three years

∎

full vesting and payment of outstanding awards, including those granted within the past year

∎

continuation of his group benefits for up to three years (excluding life and disability insurance)

∎

two years’ eligibility for relocation benefits as defined by our relocation policy

∎

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

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EXECUTIVE COMPENSATION

Mr. Guloien’s existing medium and long-term incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

∎

the incumbent directors no longer constitute at least a majority of the board

∎

any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares

∎

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following
events during the protection period:

∎

we diminish Mr. Guloien’s position, authority or scope or scale of duties or responsibilities

∎

we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent

∎

we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives

∎

we reduce his target annual incentive award

∎

we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements

∎

we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

2017 Management information circular

113

EXECUTIVE COMPENSATION DETAILS

How a change in employment status affects equity compensation

The chart
below summarizes the treatment of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) granted in 2016 when a named executive retires, resigns, is terminated without cause or dies:

∎

treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see page 111)

∎

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

∎

awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years

∎

awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct

∎

awards are forfeited if the named executive is terminated with cause

∎

restricted share units, performance share units, stock options and deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

  Early
retirement[3]

  Normal
retirement[3]

Resignation or termination without cause

Death

RSUs/PSUs

  Number of RSUs/PSUs is pro-rated
Payment on the scheduled payout date, subject to any performance conditions

Number of RSUs/PSUs is pro-rated for grants within the first anniversary of the grant date

RSUs/PSUs vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

RSUs/PSUs are forfeited[1]

  RSUs/PSUs vest in full
     Payment as of the date of death
Performance conditions are waived

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  Early
retirement[3]

Normal retirement[3]

Resignation or termination without cause

Death

Stock options[2]

  Unvested options terminate
Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

  Unvested options vest
Vested options can be exercised within one year of the date of death

PDSUs/DSUs

  Canadian executives must redeem vested awards by December 15 of the following year U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1
Beginning in 2017, new and outstanding grants of restricted share units and performance share units will be prorated based on service from the date of grant for a termination without cause.

2
For awards granted up to and including 2014:

∎

vested options can generally be exercised until the third anniversary of early retirement

∎

unvested options continue to vest and can be exercised until the third anniversary of normal retirement and vested options can generally be exercised until the third anniversary of normal retirement

∎

vested options can be exercised for up to 90 days following a resignation or termination without cause.

3
Definitions:

Early retirement is

Normal retirement is

For awards granted in 2015 and later, subject to the named executive providing at least three months’ prior notice of retirement

∎ 55 years old and age plus continuous service totals at least 65

 ∎    65 years old,
or   ∎    55 years
old and age plus continuous service totals at least 70

For all other awards

∎ 55 years old and 10 years continuous service

 ∎    65 years old
 ∎    60 years old and
10 years of continuous service, or
 ∎    55 years old and
age plus continuous service totals at least 75

2017 Management information circular

115

EXECUTIVE COMPENSATION DETAILS

Compensation of employees who have a material impact on risk

We’re committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the
Financial Stability Board’s Implementation Standards and other governance practices related to compensation. In 2016, our internal auditors conducted an annual independent review of the executive compensation program and confirmed our alignment with the FSB Principles. See page 54 for more information about our compensation governance practices.

FSB Principles and Basel Commission for Banking
Supervision Pillar 3 Requirements

The management resources and compensation committee oversees our global human resources strategy, policies and programs, management succession and executive compensation, and all of the directors on the committee are independent.

2016 compensation

  Number of material
employees

  Total compensation
($ thousands)

  Fixed compensation
($ thousands)

  Variable compensation
($ thousands)

19

76,717

16,230

AIP

15,078

Special awards

1,000

RSUs

13,607

PSUs/PDSUs

14,239

Stock options

16,237

Total

60,161

Manulife did not provide sign-on bonuses to members of the Executive Committee in 2016.

Variable compensation

Includes the annual incentive and grant values of restricted share units, performance share units, performance deferred share units and stock option awards. All material employees received incentive awards for 2016.

Deferred compensation outstanding

  Number of material
employees

RSUs/PSUs/DSUs

Stock options

Outstanding vested ($ thousands
)

Outstanding unvested ($ thousands
)

Outstanding vested ($ thousands
)

Outstanding unvested ($ thousands
)

19

15,602

66,542

61,399

35,913

Restricted share units, performance share units and deferred share units

Amounts are based on $23.91, the closing price of Manulife common shares on the TSX on December 30, 2016.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference
between the exercise price of the stock options and $23.91, the closing price of Manulife common shares on the TSX on December 30, 2016.

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You can read about the management resources and compensation committee’s composition and mandate in its report on page 39, and the compensation decision-making process and program design beginning
on page 60

The tables below show the breakdown of 2016 compensation for employees who have a material impact on our risk exposure
(material employees), which includes all executives who were members of the executive committee in 2016.

Compensation was awarded in U.S. dollars and converted to
Canadian dollars using the exchange rates we used for the summary compensation table (see page 96).

  Non-deferred compensation
($ thousands)

  Deferred variable compensation
($ thousands)

  Severance payments
($ thousands)

32,309

44,408

0

Deferred variable compensation

The total value of
restricted share units, performance share units, performance deferred share units, deferred share units and stock option awards.

 Total value of deferred compensation outstanding at year-end
($ thousands)

  Deferred compensation paid out in 2016
($ thousands)

  Value of deferred compensation granted in 2016
($ thousands)

  Implicit change in deferred compensation value
($ thousands)

179,366

27,006

27,846

78,440

Deferred compensation paid out in 2016

The total value
of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2016. In 2016 there were no discretionary adjustments of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

2017 Management information circular

117

  Governance at Manulife

We believe that excellent
corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent with our vision to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Our governance policies and practices also are consistent in all material respects with the various rules and requirements that apply to us:

∎

Insurance Companies Act (Canada)

∎

corporate governance guidelines established by OSFI and the Canadian Securities Administrators

∎

U.S. Securities and Exchange Commission rules and regulations

∎

TSX corporate governance guidelines

∎

New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

About the Manulife board

120

Roles and responsibilities

122

Promoting a culture of integrity and ethical behaviour

122

Strategic planning

122

Risk oversight

123

Leadership development and succession

124

Communications and shareholder engagement

127

Board committees

128

Serving as a director

129

Serving on other boards

129

Integrity

130

Equity ownership

130

Term limits

130

Independence

130

Diversity

131

Skills and experience

132

Director development

134

Assessment

136

Board succession

136

Other information

137

Liability insurance

137

Loans to directors and officers

137

Directors’ approval

137

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GOVERNANCE AT MANULIFE

What we do

Independence

∎

Except for the CEO all our directors are independent

∎

All members of our four board committees are independent

∎

Board committees can retain independent advisors

∎

The roles of Chairman and Chief Executive Officer have been separated since 1993

∎

We have an annual strategic planning meeting with the board and management separate from regular board meetings

∎

In camera sessions are held at every board and committee meeting without management present

∎

Independent directors meet separately every year

Ethics and integrity

∎

We promote a strong culture of integrity and ethical behaviour

∎

We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development

∎

We provide directors with orientation and continuing education

∎

The board has a formal annual assessment process facilitated by an independent advisor

∎

The corporate governance and nominating committee maintains a skills matrix for directors

Diversity and succession

∎

We have a diversity policy that includes diversity characteristics such as gender, age, ethnicity, disability, sexual orientation and geographic representation

∎

Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs

∎

We use a professional recruiting firm to identify board succession candidates

∎

We maintain an evergreen list of potential board succession candidates

∎

Shareholders elect individual directors annually

∎

Our majority voting policy complies with the TSX rules

∎

We limit directors to a term of 12 years under our tenure policy (the Chair may serve a term of five years regardless of the number of years served as a director)

Shareholder engagement and alignment

∎

We have a robust shareholder engagement program that is led by the Chairman

∎

We require directors and executives to meet share ownership guidelines to align their interests with those of our shareholders

Risk oversight

∎

We have strong risk oversight, carried out by the board and supported by the risk committee

∎

We have cross-membership between board committees with risk responsibilities

∎

The audit and risk committees have joint meetings at least once a year

What we don’t do

×

No hedging of Manulife securities

∎

We do not allow hedging of Manulife securities

×

No pensions or stock options for non-executive directors

∎

We do not allow non-executive directors to participate in stock options or our pension plans

×

No slate voting for directors

∎

We do not have slate voting – shareholders can vote for or withhold their vote from individual directors

×

No staggered voting for directors

∎

We have annual elections for all directors – directors are not elected for staggered terms

×

No unequal voting structure

∎

We do not have dual-class or subordinate voting shares

×

No tie-breaking vote

∎

Our Chairman does not have a deciding vote in the event of a tie at the board

2017 Management information circular

119

About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. The board carries out its responsibilities directly and through its four standing committees. You can read about the board’s responsibilities in more detail beginning on page 122 and you can find information on the board’s committees starting on page 128. You’ll find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com).

All of our directors are independent (except Donald Guloien, because he is also CEO), and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain skills, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the skills and experience of our directors beginning on page 131.

The board holds a meeting of independent directors at least once a year. Each committee also sets aside time at each meeting to meet without management present.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chairman, committee chairs, individual directors and the CEO are posted on manulife.com.

Contacting the board

You can contact the board with any questions or concerns:

Chairman of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email  corporate_governance@manulife.com

If you have questions or
concerns for a board committee, please address your note to the chair of the appropriate committee.

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GOVERNANCE AT MANULIFE

2017 Management information circular

121

Roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, major investments, the raising of capital, organizational restructuring and other significant matters such as major mergers, acquisitions and divestitures.

1 — Promoting a culture of integrity and ethical behaviour

The board and management promote

a strong culture of
integrity and ethical behaviour. Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our
EthicsHotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online
      manulifeethics.com

By phone  1-866-294-9534

  (toll free in North America)

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behaviour without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — Strategic planning

The board and senior management holds an
annual strategic planning meeting, separate from regular board meetings, where board members and management discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our four divisions.

The board reviews the plans, risk appetite and resource
allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress throughout
the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

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GOVERNANCE AT MANULIFE

The planning meeting regularly rotates among Canada, the U.S. and Asia to give the board an opportunity to visit our operations and meet with local staff. The 2016 meeting was held in Singapore, giving our directors the opportunity to meet and engage with management from a region that is key to our Asian operations.

Directors can also attend site visits to gain more insight into a specific market or aspect of our business. In 2016 we organized site visits in Singapore and Phnom
Penh.

3 — Risk oversight

Manulife’s business strategy and
risk appetite are fundamental in meeting our objectives and creating long-term shareholder value.

All of our activities involve risk and elements of risk taking.
The objective is to balance the company’s level of risk with our business, growth and profitability goals, to provide integrated customer solutions while achieving consistent and sustainable performance over the long term that benefits the shareholders.

The board is responsible for risk oversight and approves our risk appetite which includes our risk philosophy, the types of risks we are willing to assume in our business activities, and our risk tolerance and limits.

Management identifies the principal risks we face in our business, and develops our risk strategy and risk appetite, which are aligned with our business strategy, and cascaded throughout Manulife with accountabilities and delegation of authority at various levels for proper oversight. We consider internal and external factors and develop strategies for managing each principal risk and group them into six categories – strategic, market, liquidity, credit, insurance and operational.

The
board meets directly with OSFI, our principal regulator, each year.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

∎

audit committee

–

oversees compliance with legal and regulatory requirements

–

oversees policies and internal control systems for effectiveness to mitigate our exposure to financial risk

–

reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval

∎

risk committee

–

reviews and assesses our principal risks

–

reviews the risk impact of the business plan and new business initiatives

–

oversees the risk management function

–

oversees our compliance with risk management policies

–

evaluates the company’s risk culture

∎

risk committee and audit committee

–

oversee our risk management program, including reviewing our risk appetite and appropriate balance of risk and return

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∎

management resources and compensation committee and risk committee

–

reviews how our executive compensation program aligns with sound risk management principles and our risk appetite

–

at least one of its members also serves on the risk committee

Directors typically sit on two committees, which adds
depth to committee deliberations. The audit committee and risk committees have at least one joint meeting every year.

Enterprise risk
management (ERM) framework

Our ERM framework governs all of our risk taking and risk management activities worldwide. It provides a structured approach to implementing risk taking and risk management activities at an enterprise level, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards that provide reasonable assurance that the design and execution of strategies across the organization is consistent with the objectives and risk appetite of the organization.

We have comprehensive risk
policies and practices that underpin our business activities and support the governance standards for life insurance companies generally.

We also use a
compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks, and assess our compensation program against the framework every year.

Compliance and reporting

Management manages the
principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. It updates the board on our principal risks at least quarterly.

Controls and certifications

We update our risk
policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also do stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — Leadership development and succession

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high
performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

Our ability to attract, develop and retain a diverse workforce is due largely to the global nature of our business and our reputation as strong, reliable, trustworthy and forward-thinking. While we haven’t relied on formal targets to increase diversity or women in

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management, we’re focusing on developing a diverse workforce that is more representative of our customer base and has more women in leadership positions.

In 2015, Donald Guloien and Richard DeWolfe joined the 30% Club, a group that aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

The
table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 28, 2017)

Women in senior leadership roles (vice president and higher)

105 of 459

22.9%

Women in senior executive roles (executive vice president and higher)

9 of 35

25.7%

Increasing female leadership is a priority in our corporate strategy, and we’ve made tangible progress over the past few years by:

∎

embedding diversity practices in our global talent management programs and including gender diversity results in workforce reporting to senior management and the board

∎

incorporating gender diversity into the ongoing review and discussion of our succession candidates

∎

continuing internal and external training and development programs, including mentorship programming, for high performing women

∎

exploring unconscious bias, inclusive leadership and other diversity training for rollout to all employee levels

∎

continuing to provide dedicated support and development of the Manulife Global Women’s Alliance (GWA), internal employee communities for women that focus on professional development and networking. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

∎

internally and externally celebrating and promoting the value of women in business, including our first official celebration of International Women’s Day

∎

revising workforce policies around flexible work arrangements and family leave to better accommodate and retain female employees

∎

adding more external partnerships with leading networks that support the advancement of women and provide opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Women in Capital Markets and Catalyst (a not-for-profit think-tank focused on the advancement of women in business), among others

∎

continuing to enhance the way we source, assess and select candidates. We follow a formal recruitment process where all vacancies up to and including vice president roles are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women.

We may also establish other measurable
objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

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Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process
for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re focusing on several
areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

∎

acquiring and retaining high performing, high potential talent

∎

selective external hiring of exceptional, seasoned executives

∎

increasing our diversity to better reflect the global markets where we operate

∎

identifying early high performing, high potential employees, with a particular focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments

∎

engaging our talent and driving high performance

∎

significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees go through a career development program that combines formal training in specific areas and practical work experience that is meaningful and varied. When opportunities arise, this may include roles in different divisions or an international assignment.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit
committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Internal Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization, and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for

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senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention
to developing talent below the senior executive level to ensure there is a well trained, high performing pool of executives that is representative of our customer base and with a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The
management resources and compensation committee conducts a review of the succession planning process every year.

5 — Communications and shareholder
engagement

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is accurate, understandable and broadly disseminated on a timely basis.

The disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices. It is made up of members of senior management and reports to the audit committee on disclosure matters. The disclosure committee reviews all material information in disclosure documents prior to audit committee and board review and approval.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations, corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

Our risk disclosure committee reviews
all risk disclosure and recommends changes to content as appropriate.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee.

Engagement

We and the board believe that engaging
and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. In 2016 we implemented enhanced shareholder engagement principles to help shareholders understand how the board engages with shareholders and how they may contact the board. These engagement principles are available on manulife.com.

The Chairman’s shareholder engagement
outreach program, which is part of the broader board engagement program facilitated by our investor relations group and is consistent with the board’s shareholder engagement principles, includes:

∎

an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics, which the Chairman hosts and leads.

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∎     ongoing
communication, which is an important part of creating an open, candid and productive dialogue. The chairs of each committee are available at every annual meeting to respond to questions from shareholders

∎     encouraging shareholders to attend the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with

In 2016, the Chairman led 25 meetings and conference calls
with our shareholders – representing approximately 50% of our institutional shareholder base. The chair of the management resources and compensation committee also participated in these sessions. The main focus was the result of our 2016 say on pay vote. Shareholder engagement around this issue included meeting with shareholders to hear their concerns first-hand, and then reviewing our proposed approach on compensation matters with them to make sure it is adequately responsive to their concerns. You can read more about this on page 1.

feedback received from other shareholder

engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 18.

Shareholder proposals

Shareholders can submit proposals to be considered at an
annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. You can read more about shareholder proposals on page 19. We do not have any proposals to be considered at the 2017 annual meeting.
Based on Manulife’s employment practices and our commitment to further dialogue, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal related to payment of the living wage, the income necessary to support families in specific communities.

For more information

You can find more information
about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

Board committees

The board has four standing
committees to help it carry out its mandate:

∎

audit committee

∎

corporate governance and nominating committee

∎

management resources and compensation committee

∎

risk committee.

Each committee is made up entirely of independent directors, and has a committee charter.
Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

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Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also review an assessment by their committee members of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2016 committee reports beginning on page 37.

Independent advice

The board
and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity, and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings absent extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 42 for details).

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, he or she must notify the chair of the corporate governance and nominating committee. The chair will review the

      Directors who receive more withheld votes than for
votes in an uncontested election have to submit their resignation. See page 21 for more about our majority voting policy.

matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

Serving on other boards

We do not limit the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board.

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None of our directors serve together on another public company board other than Manufacturers
Life. Andrea Rosen and James Prieur currently both serve on the board of Alberta Investment Management Corporation (AIMCo), a crown corporation that manages the assets of certain pensions, endowments and government funds. Ms. Rosen will retire from the AIMCo board in October 2017, following the expiry of her term.

Integrity

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

Equity ownership

We require directors to hold equity in Manulife to align their interests with those of our shareholders. All independent directors must hold at least three times the annual board member retainer. Until they meet this requirement, directors receive their entire annual board member retainer in deferred share units. See page 43 for details.

Term limits

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

The Chairman may serve a full five-year term as Chairman regardless of the number of years he or she has served as a director.

We eliminated the mandatory retirement age of 72 when term
limits were introduced in December 2013. To allow an orderly transition, independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect prior to December 5, 2013) are eligible for re-election until 2019. John Cassaday is the only director who is covered by this transitional provision.

Independence

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements.

A director is independent if he or she doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with their ability to exercise independent judgment. All of the nominated directors are independent, except for Donald Guloien because of his position as CEO of Manulife. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chairman

We separated the roles of Chairman and CEO in 1993 to promote independent leadership and oversight by the board.

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The Chairman must be an independent director. The Chairman is appointed each year by the directors and can serve up to five years in the role. Richard DeWolfe became Chairman in 2013 and has never been a Manulife employee.

The Chairman is responsible
for providing leadership to the board, encouraging open discussion and debate and guiding deliberations on strategic and policy matters. The Chairman has frequent discussions with senior management, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The Chairman’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior
management, and meet without management present at each board and committee meeting.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They may also have closed sessions with independent advisors and/or members of management.

Diversity

Having a mix of highly qualified
directors from diverse backgrounds brings different perspectives and experiences to the boardroom to generate healthy discussion and debate and effective decision-making. Manulife is a founding member of the Canadian Board Diversity Council, which focuses on advancing board diversity in Canada.

The board adopted a diversity policy in 2012 and enhanced it in 2014. The policy covers age, gender, ethnicity, disability, sexual orientation and geographic

      Five of the last eight directors appointed to the board have been women.

representation. When identifying director candidates, the corporate governance and nominating committee considers prospective candidates based on merit, along with all of these characteristics, in the context of competencies, expertise, skills, background and other qualities the board identifies from time to time as being important. Adherence to the policy is also taken into account as part of the annual performance and effectiveness evaluations of the corporate governance and nominating committee and the board.

The policy sets out the
board’s objective of women representing at least 30% of the independent directors, an objective we’ve met since 2013. The committee reviews this objective every year and may recommend changes or additional objectives as appropriate. The table below shows the number of women currently on the board. All of them have been nominated for election at this year’s annual meeting (see page 20).

(as at March 8, 2017)

Female directors (as a percentage of total directors)

5 of 15

33%

Female directors (as a percentage of independent directors)

5 of 14

36%

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Skills and experience

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular.

Directors must possess six core attributes:

∎

a reputation for integrity and ethical behaviour

∎

a demonstrated ability to exercise judgment and communicate effectively

∎

financial knowledge

∎

prominence in their area of expertise

∎

experience relevant to our operations

∎

sufficient time to dedicate to board and committee work.

They must also have a mix of key skills and experience as set out in the table below. The committee maintains a skills matrix to identify any gaps or emerging areas of importance.

Senior executive

Broad business experience (as a senior officer or chair of the board of a major public, private or not-for-profit organization)

Other directorships

Director of a major organization

Public sector

Experience working in a Crown Corporation, educational institution or any other non-commercial organization

Financial experience

Based on the definitions of financial literacy or expert for members of the audit committee under securities laws

Risk management experience

Experience in identifying the principal risks of an organization and oversight or management of a risk management system (as a CEO, risk management executive or member of the risk
committee of a public company board)

Global financial services executive | Knowledge of investment management

Experience in the financial services industry or experience overseeing complex financial transactions and investment management

  Operations | Governance
Experience gained through direct involvement with business or regulatory operations in:

Asia

Canada

U.S.

Human resources management and executive compensation

Experience in overseeing compensation design (as a CEO, CFO, senior human resources executive or consultant, or member of the compensation committee of a public company board)

Technology

Experience/knowledge of information technology, cyber security and customer/digital interface

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TOTAL

All

14

7

All

11

8

9

11

9

13

10

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Director development

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re
able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors receive orientation to help them become more knowledgeable about Manulife as quickly as possible. The program is tailored for each director’s knowledge, skills and experience.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chairman and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our business, priorities and challenges.

All directors have a standing invitation to attend committee meetings and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all
directors and the corporate governance and nominating committee coordinates the program agenda.

The program typically includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

We also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

Committee chairs also coordinate education sessions on specific topics for their committee members.

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The table below details our continuing education program for directors in 2016:

Topic

Date

Audience

Business and operations

Using advanced analytics (external experts)

January 2016

board

Impact of breakthrough technologies (external expert)

January 2016

board

Global macroeconomic perspectives

March 2016

board

Review of different types of innovation (external expert)

May 2016

board

Innovative practices in human resources (external expert)

July 2016

board

Innovative practices for measuring and improving customer experience (external expert)

September 2016

board

Digital disruption in the Chinese retail sector (external expert)

October 2016

board

Overview of opportunities and implications of evolution of financial advice (external expert)

November 2016

board

Innovation trends in wealth and asset management products and distribution (external expert)

December 2016

board

Risk

Evolving risks – macroeconomic events

December 2016

risk committee

Market trends

Mega trends in Asia (external expert)

April 2016

board

Trends in the real estate industry

May 2016

audit committee

Trends in private equity

December 2016

audit committee

Impacts of macroeconomic events on fixed income markets

December 2016

risk committee

Governance and compensation

Compensation policy and trend update (external expert)

June 2016

management resources and compensation committee

Corporate governance trends

December 2016

corporate governance and nominating committee

We also encourage directors to participate in outside professional development programs. We pay for these expenses as long as the
Chairman and the chair of the corporate governance and nominating committee approve the program in advance.

All of our directors are members of the Institute of
Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. In 2016, directors also participated in (or were members of)
additional external education programs provided by The Corporate Directors Group, the Canadian Diversity Council, the ICD, the NACD and Women Corporate Directors.

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Assessment

The corporate governance and nominating committee hires an independent advisor to help carry out an annual assessment of the board, committees and individual directors.

Directors complete a comprehensive questionnaire to assess the performance and effectiveness of the following:

∎

the board vis-à-vis its objectives

∎

the Chairman in carrying out his mandate

∎

the committees they’re members of, and the chairs of those committees, in addressing areas of focus for those committees.

Senior executives who interact regularly with the committees are also invited to complete committee assessments to provide additional perspective.

The independent advisor compiles the assessments, completes an analysis and reports its findings on the board to the Chairman and the corporate governance and nominating committee. The independent advisor also reports its findings on each of the committees to the respective committee chair. These results are used to address any areas for improvement and develop the board’s priorities for the following year.

The Chairman also has one-on-one interviews with each director to receive any candid feedback on the performance of the board, committees and peer directors for developing the board’s priorities for the following year. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

Each committee also receives their assessment results and goes through a similar process.

Board succession

The corporate governance and
nominating committee manages board succession in light of the board’s overall needs, term limits and retirements. It also reviews board composition in light of the annual board assessment results and recommends any changes as appropriate.

The committee is responsible for the director candidate search, identifying qualified candidates for nomination to the board, on its own, with suggestions from the board and others, and using the services of an independent advisor or search firm to help identify suitable candidates who meet the board’s selection criteria and support the diversity objectives. It also maintains a list of prospective candidates who meet established criteria and diversity objectives.

The committee considers prospective candidates based on merit, with the expertise, skills, background, experience and other qualities the board identifies as important for supporting our strategy and operations. It also takes into account legal and regulatory requirements, such as residency and independence, and considers gender, age, ethnicity, disability, sexual orientation and geographic representation as part of the board’s diversity policy. You can read more about board diversity on page 131 or access the board’s diversity policy on manulife.com.

The Chairman, CEO, committee chairs and other directors interview any suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

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Other information

Liability insurance

We have liability
insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$300 million in coverage and expires in September 2017.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2017 the
total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $511,297. None of our directors or executive officers had any indebtedness to Manulife or any of our subsidiaries other than routine indebtedness.

Directors’ approval

The board of
directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Vice President and Corporate
Secretary

March 8, 2017

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137

Our
registered office

Manulife Financial Corporation

200 Bloor Street
East

Toronto, Ontario M4W 1E5

IR3828E